Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Electrochemical Oxygen Concepts, Inc.
12500 Network Blvd Ste 310
San Antonio, TX 78249
https://www.eo2.com

Up to $1,234,997.52 in Series A Non-Voting Preferred Stock at $1.59
Minimum Target Amount: $14,998.47

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Electrochemical Oxygen Concepts, Inc.
Address: 12500 Network Blvd Ste 310, San Antonio, TX 78249
State of Incorporation: DE
Date Incorporated: May 18, 2007

Terms:

Equity

Offering Minimum: $14,998.47 | 9,433 shares of Series A Non-Voting Preferred Stock
Offering Maximum: $1,234,997.52 | 776,728 shares of Series A Non-Voting Preferred Stock
Type of Security Offered: Series A Non-Voting Preferred Stock
Purchase Price of Security Offered: $1.59
Minimum Investment Amount (per investor): $298.92

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time Based Perks</u>

o First 72 hours – 10% Super Early Bird Bonus

o First week (days 4-7) – 8% Very Early Bird Bonus

o First 3 weeks (week 2 & 3) - 5% Early Bird Bonus

<u>Amount Based Perks</u>

o $600+ – 3% bonus shares , Member, Contributing to enabling advanced healing with oxygen.

o $1,500+ – 5% bonus shares, Leader, Leading the way in oxygen healing solutions.

o $5,000+ – 8% bonus shares, Innovator, Bringing next generation solutions to oxygen delivery and patient monitoring.

o $15,000+ – 10% bonus shares, Visionary, Ensuring the long-term growth and innovation in oxygen solutions for health care.

Loyalty Bonus - 10% Bonus Shares for Friends and Family

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Electrochemical Oxygen Concepts, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Non-Voting Preferred Stock at $1.59/ share, you will receive 110 shares of Series A Non-Voting Preferred Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an the Loyalty bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Electrochemical Oxygen Concepts, Inc. ("EO2 Concepts" or the "Company") was formed on May 18, 2007 and is a C-Corp organized under the laws of the state of Delaware that has developed a skin and soft tissue restoration therapy that improves healing through continuous infusion of oxygen into the skin using a proprietary oxygen diffusion dressing that distributes the oxygen evenly to the affected tissue. Our continuous diffusion of oxygen (CDO) therapy has been shown to significantly reduce healing times, rapidly reduce pain and enhance appearance of skin. Our customers range from patients desiring better outcomes in cosmetic and restorative surgery to those who have more severe issues such as burns, ulcers and amputations. We are a vertically integrated company that designs, develops, manufactures, distributes and supports our products. Our system consists of a wearable, solid state continuous oxygen generator, oxygen diffusion dressings of various sizes and styles, and accessories. We have a corporate partner, The VGM Group, who assists us with functions such as billing, logistics, marketing and branding.

We are present in several distinct marketplaces, each with their own business model, yet our basic model is to rent the OxyGeni System for the duration of therapy and have it returned at the end of the therapy. The dressings are single use consumables that are sold in packs or as part of cost bundling with the rental. Depending on the market, we have models that range from daily to weekly and monthly rentals, with or without a bulk quantity of dressings included. Payment models vary from cash (elective procedures) to purchase orders against a credit card (Veterans Affairs and Indian Health) to insurance reimbursement. On a limited basis, we also sell the OxyGeni

System as well. In our Elective and Insurance markets we have demonstrated triple digit growth rates in the past two years.

We have been issued 6 US and multiple international patents, with more pending.

Competitors and Industry

<u>Industry</u>

We started in the chronic wound care market, yet have been exploring other markets based on the science of how oxygen can improve healing and feedback from doctors and nurses who have used our system. Our newest and fastest growing market is in aesthetic and reconstructive surgery, which includes procedures such face lifts, breast reductions, laser facials, and most recently, vascular occlusions. For this market we are launching our AR2T initiative: Appearance Restoration and Regeneration Treatment. We will be expanding further into surgical procedures with the launch of our new OxySpur Lite dressing line.

People often don't understand that wounds are not limited to scarring from surgeries or other injuries. Chronic wounds are experienced by approximately 4 million patients a year in the US alone and cost our healthcare system more than the top 4 cancers combined. They can last for months or years, result in amputations and severely impact the quality of life of patients and those close to them. The OxyGeni system has been shown to work effectively on these chronic wounds, and potentially better than any other advanced wound care therapy.

We are targeting Chronic Wounds and Aesthetics/Plastics which have large US market sizes ($13.5B and 18.8B, resp.) and are growing at high rates (~5% & 9% per annum, resp.), with much larger sizes and growth rates globally. Our penetration into this marketplace is minimal considering these sizes, yet we have seen an increase in the insurance-reimbursable chronic wound market of 248% this year over last. Our growth in the Aesthetics cash market has averaged more than 340% annually over the last two years.

Sources:
https://www.grandviewresearch.com/industry-analysis/us-wound-care-centers-market
https://www.grandviewresearch.com/industry-analysis/cosmetic-surgery-procedure-market

<u>Competitors</u>

EO2 has four competitors in the topically applied oxygen marketplace, yet they are essentially limited to the chronic wound care market and primarily include two companies that use large, bulky, hot & noisy high-flow oxygen respirators to supply oxygen to a bag over the damaged skin for 90 minutes a day, an inconvenience during which the patient is required to be immobile. This therapy is similar to larger Hyperbaric Oxygen Therapy (HBOT) only on a smaller scale. The two other competitors do supply a oxygen continuously to a wound, but neither as any wound monitoring capabilities, nor do they have a dressing system that ensures even distribution of oxygen across the skin while providing moist wound therapy. We are the only system that monitors the pressure at the tissue bed and provides performance feedback to the patient. (1) This allows us to not only ensure that the oxygen therapy is working properly, yet also will allow us to monitor and guide patients with therapy compliance in our next generation system (including proper application of the dressing and connection to the generator, proper offloading of the tissue to prevent pressure damage and direct feedback to the patients). Another differentiating feature of our system is the ability to vary the amount of oxygen being supplied to the wound. This assists in management of the wound, can accommodate various wound sizes and can affect pain control. Simply said, we are the only system which can vary the oxygen flow, monitor the wound and provide feedback to the patient, both now (1) and into the future thanks to our broad patent protection.

Oropallo A, Andersen CA, Topical Oxygen, StatPearls 2021, NCBI Bookshelf ID NBK574579, PMID 34662093

Current Stage and Roadmap

We are on the market in the US and internationally with our OxyGeni System in several markets. Our products are developed in house and we continue to launch new innovative features in both design and function. For example, we launched a new dressing early this year, are launching another one this Fall, and have improved and released some of the system accessories. We have prototypes of our next generation, internet-based OxyGeni System with smartphone apps in development for launch in 2023.

In the last several years, we have made significant progress on multiple fronts, dramatically increasing sales in both cash and insurance markets, launching new products and entering new markets such as plastics and aesthetics. Our Scientific Advisory Board is the Who's Who among the wound care market. Internationally, in Canada, we have gone from unpaid trials in a few territories to payment models in 6 territories. We have had patents issue for smartphone control and remote monitoring, covering the next generation prototypes that are currently being manufactured and tested. We have had multiple papers issue on our clinical results, research and technology from notable key opinion leaders who are not only nationally, yet also internationally respected and recognized. We are moving the needle by creating products designed for the shifts in medicine to allow the patients to be more involved in their own care, such as app design, automated product delivery models, and AI driven communication to encourage engagement in their own care to drive positive outcomes.

EO2 has studies to show that our therapy heals wounds as fast or faster than other treatments on the market, yet at a lower cost per patient. Our vision is to demonstrate to the medical community that our wearable oxygen therapy treatment sytem will be the standard of care in large segment of in the near future. We are in the early phases of rapid growth as we continue to gain traction and acceptance in established and new markets.

We will be using the funds to 1) complete development and launch our next generation system and design/launch new dressings for aesthetic markets where we will have little competition; 2) expand our market share by increasing our sales and support presence in new geographies; 3) build inventory to support increasing sales activities; and 4) continue building clinical evidence to support new markets and reimbursement models.

The Team

Officers and Directors

Name: Mark Niederauer

Mark Niederauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, CEO, Board Member
  Dates of Service: August, 2021 - Present
  Responsibilities: Directly involved in leading and overseeing the capital raise efforts on behalf of the Company. $288,400 salary, 70% of salary in equity as bonus.

Other business experience in the past three years:

- **Employer:** EO2 Concepts
  Title: COO & CTO
  Dates of Service: January, 2010 - August, 2021
  Responsibilities: Responsible for all research, development, logistics, operations, intellectual property, supply chain and manufacturing.

Name: Dave Kazynski

Dave Kazynski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Exec. VP of Sales and Marketing, Board Member
  Dates of Service: March, 2022 - Present
  Responsibilities: I am involved in most day-to-day processes and decision making and assist the CEO with presentations to potential investors.

Other business experience in the past three years:

- **Employer:** VGM Homelink
  Title: President
  Dates of Service: July, 1993 - February, 2022
  Responsibilities: Responsible for all business aspects of the Homelink Division of VGM.

Name: Peter Smith

Peter Smith's current primary role is with LP Smith Associates. Peter Smith currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board of Directors
  Dates of Service: January, 2009 - Present
  Responsibilities: Provide leadership to the Board of Directors. Work directly with the management team on certain issues. 50,000 stock options.

Other business experience in the past three years:

- **Employer:** LP Smith Associates
  Title: Managing Partner
  Dates of Service: January, 2009 - Present
  Responsibilities: Oversees the Organization.

Name: Jim DeYoung

Jim DeYoung's current primary role is with Winston Partners Inc.. Jim DeYoung currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January, 2009 - Present
  Responsibilities: BOD approvals. 50,000 options.

Other business experience in the past three years:

- **Employer:** Winston Partners Inc.
  Title: Founder and a Principal
  Dates of Service: July, 1984 - Present
  Responsibilities: Provides strategic corporate advisory and investor relations services to private and public companies.

Name: Ken Melani, MD

Ken Melani, MD's current primary role is with KRM Group LLC. Ken Melani, MD currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April, 2023 - Present
  Responsibilities: Provide governance, oversight and strategic direction of the company to ensure maximum shareholder value while ensuring compliance with applicable laws and regulations

- **Position:** Managing Partner
  Dates of Service: April, 2014 - Present
  Responsibilities: Managing Partner at Velocity Fund Partners. Manage and oversee private equity fund focused on healthcare life sciences companies.

Other business experience in the past three years:

- **Employer:** KRM Group LLC
  Title: President and Owner
  Dates of Service: April, 2012 - Present
  Responsibilities: Provider of consultative and management services to organizations doing business in the health care sector.

Name: Tony Gallardo

Tony Gallardo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer & Secretary
  Dates of Service: May, 2023 - Present
  Responsibilities: Responsible for directing the fiscal functions of the corporation in accordance withgenerally accepted accounting principles issued by the Financial Accounting StandardsBoard, and other regulatory and advisory organizations and in accordance with financialmanagement techniques and practices appropriate within the medical device and woundcare industry. Secretary to the Board of Directors.

Other business experience in the past three years:

- **Employer:** Provenir LLC
  Title: Chief Financial Officer ☒ HR Le
  Dates of Service: February, 2019 - May, 2023
  Responsibilities: Established and managed financial controls and accounting staff. Developed and managed departmental budgets, monthly close and

forecasting models. Managed Human Resources departmentsupporting 100+ employees. Led the Credentialing function with staff members.

Name: Donna Hunt

Donna Hunt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Business Manager and Assistant Secretary
  Dates of Service: May, 2023 - Present
  Responsibilities: Executive support, bookkeeping, business operations, human resources, officemanagement. Assistant Secretary to the Board of Directors

Other business experience in the past three years:

- **Employer:** Bluegrass Vascular Technologies, Inc
  Title: Business Manager
  Dates of Service: February, 2022 - May, 2023
  Responsibilities: Executive support, bookkeeping, human resources, quality management, office management.

Other business experience in the past three years:

- **Employer:** Zachry Group
  Title: Senior Executive Administrative Assistant
  Dates of Service: September, 2020 - February, 2022
  Responsibilities: Executive support and coordinator, human resources, financial presentations and reports, maintain and optimize bank accounts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on

additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The Series A Non-Voting Preferred that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining

after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, patent applications, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company may incur losses in the foreseeable future.
The Company has limited revenue and may not generate adequate revenues to not operate at a loss. Examples of the risks inherent to companies which are not operating on a cash flow positive basis: • Regulatory requirements, setbacks and delays; • Marketing problems and costs; • Acceptance of our products and services in the marketplace; • Ability to anticipate and adapt to a competitive market and rapid technological developments; • Operating costs; • Our competitive environment; • Ability to fund intellectual property protection and ownership; • Expenses that may

exceed current estimates; and • Ability to raise additional funds.

We may not be able to successfully commercialize our product.
The successful commercialization of our product and our technologies is crucial for our success. Our product and its potential applications face a variety of risks and uncertainties. Principally, those risks include the following: • Even if our product is shown to be safe and effective for its intended purpose, we may face significant or unforeseen difficulties in obtaining or manufacturing sufficient quantities at reasonable prices; • We may not be able to receive billing codes for certain payors, including Medicare, to pay for the use of our products; • Our ability to complete the commercialization of our product is dependent upon our ability to obtain and maintain experienced and committed partners to assist us with the distribution of our products; • There is no guarantee that there will be market acceptance of our products; and • Our competitors may develop therapeutics, treatments, and technologies which are superior or less costly than our own with the result that our products may not generate significant revenues.

We are Dependent Upon and Restricted by our Relationship with VGM
We currently have a distribution agreement with VGM. VGM is the nation's largest members services organization for the Home Medical Equipment industry. The Company is relying on this relationship in providing for a cost effective and streamlined infrastructure to help achieve wound care supplier distribution and market penetration. We cannot be assured that VGM will be able to engage its members in distributing our product or that the members will be able to successfully market and sell the products. VGM is also a strategic investor in the Company and has representation on the Company's Board. VGM or its affiliates beneficially own 33% of the issued and outstanding shares of Common Stock of the Company. They have the ability to exercise substantial control over the Company's affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of the assets, merging with another entity or amending its certificate of incorporation. This control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for the Company's securities.

We are Dependent Upon and Restricted by our Relationship with VGM
We currently have a distribution agreement with VGM. VGM is the nation's largest members services organization for the Home Medical Equipment industry. The Company is relying on this relationship in providing for a cost effective and streamlined infrastructure to help achieve wound care supplier distribution and market penetration. We cannot be assured that VGM will be able to engage its members in distributing our product or that the members will be able to successfully market and sell the products. VGM is also a strategic investor in the Company and has representation on the Company's Board. VGM or its affiliates beneficially own 33% of the issued and outstanding shares of Common Stock of the Company. They have the ability to exercise substantial control over the Company's affairs and corporate actions requiring shareholder approval, including electing directors, selling all or substantially all of the assets, merging with another entity or amending its certificate

of incorporation. This control could delay, deter or prevent a change in control and could adversely affect the price that investors might be willing to pay in the future for the Company's securities.

If we lose any of our key suppliers, or the suppliers stop making the components we need, we may be unable to meet customer orders for our product in a timely manner and within our budget.

We rely on one or more key domestic suppliers for raw materials and components used in our device and for our ancillary products. In the future, one or more of our suppliers may decide for reasons beyond our control to cease supplying us with raw materials and components or may not be able to meet our quality or quantity demands. FDA regulations may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components, which could delay or prevent our access or use of such raw materials or components. If we are unable to obtain materials we need from our suppliers and we cannot obtain these materials from other sources, we may be unable to manufacture our product for a period of time or within our manufacturing budget, which could negatively impact the results of our operations.

Our product may become obsolete.

Because the biomedical industry has been characterized by the frequent introduction of new products, we may be adversely affected by the new products and technology developed by our competitors, and our product may become obsolete. Significant competitive factors determining whether we will be able to compete successfully include: • Marketing and sales capabilities; • Reimbursement coverage from Medicare, Medicaid, insurance companies and others; • Product availability; • Price; and • Patent protection.

The commercial success of any wound care product depends, in part, on obtaining adequate reimbursement from payors.

Coverage and adequate payments may not be available or may not be sufficient to allow us to rent our product or to sell our ancillary products on a competitive basis. In both the United States and elsewhere, rental and sale of medical products, diagnostics, and therapeutics are dependent, in part, on the availability of reimbursement from third party payors, such as health maintenance organizations and other private insurance plans and governmental programs such as Medicare and Medicaid. Third party payors are increasingly challenging the prices charged for wound care products and services. Payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include use of our product. Consequently, we may be unable to sell our product on a profitable basis if third--party payors deny coverage or reduce their levels of reimbursement. Furthermore, we anticipate that our business will be affected by the efforts of government and third party payors to contain or reduce the cost of health care through various means. Since reimbursement rates are established by fee schedules mandated by payors, we are not able to offset the effects of general inflation in labor and related cost components, if any, through increases in our pricing for our product. Consequently, such cost increases could erode our profit margins and reduce our net income. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. Similar government pricing controls exist in varying degrees in other countries. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of wound care products. We cannot predict the extent of legislative or regulatory proposals that will be adopted or the effect efforts on our business. Coverage and reimbursement for our product could be negatively impacted by legislative, regulatory or other measures that reduce coverage and reimbursement generally, and such developments could have an adverse effect on our ability to sell our product or cause our customers to use less expensive products, all of which could have a material adverse effect on the Company.

The Company may be unable to receive Medicare reimbursement.
The Company has been seeking Level II HCPCS rental code from CMS for its product but has been unable to receive approval. This is necessary in order for the product to be reimbursable under/paid by the Medicare program. There are no assurances that the Company will obtain a new unique HCPCS code from CMS with profitable pricing and coverage criteria for the product and, as a result, our business may be materially affected. Due to its coverage of the elderly population, Medicare is a significant payor in the healthcare industry, including the wound care market. This population can be prone to wounds or may be more susceptible to wounds, including hard-to-treat wounds, and our failure to secure Medicare coding and coverage for the product would result in our inability to service a significant portion of the healthcare market and could have a material adverse effect on the Company. Even if we ultimately obtain our HCPCS code, CMS could always adopt policies or procedures that are unfavorable to us, resulting in a reduction in reimbursement. This could materially and adversely affect our business and results of operations. Additionally, due to the increased scrutiny and publicity of government efforts to contain healthcare costs, we may be subject to future assessments or studies by federal and state agencies and private payors which could lead to reimbursement policies that adversely affect our business.

If our contracted wound care suppliers are not able to obtain and/or timely collect reimbursement payments our financial condition may suffer.
Medicare is a very complex program with many different facets. It is a federally funded health insurance program administered by the CMS. Medical devices and supplies are covered by Medicare Part B. The Medicare Part B coverage policy covering products such as ours is itself complex and requires extensive documentation. In addition, the reimbursement process for the non---Medicare payor segment requires extensive contract development and administration with several hundred payors, with widely varying requirements for documentation and administrative procedures, which can result in extended payment cycles for our contracted wound care suppliers. This has made billing home care payors a more complex and time consuming process, and the complexities and procedures of these can mean we may not be able to timely or fully collect payment from our contracted wound care suppliers. Such delays and/or reductions could negatively affect our financial condition.

If we fail to comply with extensive regulations enforced by the FDA, in addition to

potential sanctions that can be imposed by the FDA, the commercialization of our device and the ancillary products in the U.S. would be prevented or delayed.

Our device and ancillary products are subject to extensive government regulations related to their development, clinical trials, manufacturing and commercialization. Each jurisdiction in which we may operate has its own regulatory scheme addressing the development, testing, labeling, manufacturing, registration, notification, marketing, distribution, record---keeping and reporting requirements for medical devices. Our device and ancillary products are subject to extensive regulation in the United States by the FDA. The FDA regulates virtually all aspects of a medical device's testing, manufacture, safety, labeling, storage, record keeping, reporting, promotion and distribution. In general, unless an exemption applies, a medical device must receive either premarket approval or premarket clearance from the FDA before it can be marketed in the U.S. In addition to clearance/approval requirements that we must meet before marketing our device and ancillary products, we are subject to other significant regulations. As a manufacturer of medical devices, we are subject to regulation by the FDA of our design and manufacturing processes and facilities under the FDA's Quality System Regulations ("QSR") requirements ("Good Manufacturing Practice") and other similar regulations. These regulations require that we design and manufacture our products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities. More specifically, the regulations require that medical device manufacturers comply with various quality control requirements pertaining to design controls, purchasing contracts, organization and personnel, including device and manufacturing process design, buildings, environmental control, cleaning and sanitation; equipment and calibration of equipment; medical device components; manufacturing specifications and processes; reprocessing of devices; labeling and packaging; inprocess and finished device inspection and acceptance; device failure investigations; and recordkeeping requirements including complaint files and device tracking. The FDA and various state agencies also regulate the labeling of our medical devices, including promotional activities sponsored or marketing activities distributed by the Company. The Company is also subject to certain registration, listing and reporting requirements applicable to manufacturers of medical devices. Our failure to comply with regulatory requirements of the FDA and other applicable U.S. (state) regulatory and licensing requirements may subject us to administrative or judicially imposed sanctions, and could have a material adverse effect on our business, financial condition and results of operation. If we make any modifications to our device or its indications for use, we may have additional regulatory obligations. We may be required to obtain premarket approvals, premarket approval supplements or premarket clearances (510(k)s) to market modifications to our existing device or to market our existing device for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires an approval, supplement or clearance; however, the FDA can review and disagree with the manufacturer's decision. We cannot assure you that that we will be successful in receiving approvals or clearances in the future or that the FDA will agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing device. Such submissions may require the submission of additional clinical or preclinical data and may be time-consuming and costly, and may not ultimately be cleared or approved by the FDA. If the FDA requires us to obtain premarket approvals, premarket approval supplements or premarket clearances for any modification to our previously-cleared product, we may be required to cease manufacturing and marketing of the modified device or to recall such modified device until we obtain FDA clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all. Any of the foregoing could adversely affect our business. If we develop any new products in the future, such future products would likely require FDA premarket approval or 510(k) clearance prior to being marketed. The process of obtaining these approvals or clearances can be lengthy and expensive. We may not be able to obtain (for future products) or maintain (for our current product) necessary approvals for testing and marketing our products. Moreover, regulatory approvals, if granted, may include significant limitations on the individuated uses for which our products may be marketed or other restrictions or requirements that reduce the value to us of the product. Regulatory authorities (FDA and any future applicable foreign authorities, if any) may also withdraw product approvals or clearances if we fail to comply with regulatory standards or if any problems related to our product develops following initial marketing. Failure to comply with existing or future regulatory requirements could have a significant negative effect on our financial condition and results of operations. The FDA may also change its policies, adopt additional regulations, or revise existing regulations, each of which could impact our ability to market our product. Any such changes could adversely affect our business. Failure to comply with the regulatory requirements of the FDA and other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include: • Warning letters; • Civil penalties; • Criminal penalties; • Injunctions; • Product seizure or detention; • Product recalls; • Total or partial suspension of production; and • FDA refusal to approve pending new applications. In the development of new products or new indications or modifications to our existing product, or if a pre-market approval is ever required in the future for our product, we may need to conduct or sponsor clinical trials. Clinical trials are expensive and require a significant investment of time and resources and may not generate the data we need to support a submission to the FDA. Clinical trials are subject to regulation by the FDA and, if federal funds are involved or if an investigator or site has signed a federal assurance, are subject to further regulation by the Office of Human Subject Protection and the National Institutes of Health. Failure to comply with such regulation, including but not limited to, failure to obtain adequate consent of subjects and to adequately disclose financial conflicts, could result in fines, penalties, suspension of trials, and the inability to use the data to support a FDA submission.

Changes in laws and regulations could have a material adverse effect on the Company. There can be no assurance that government regulations applicable to the Company's current product or the interpretation thereof will not change and thereby prevent the Company from marketing its product for a period of time or permanently. The

Company cannot predict the scope and extent of the effect of current laws on the Company's operations and is unable to predict the extent of adverse governmental regulation which might arise. If the U.S. federal government, or the government of any other jurisdiction, changes its laws and/or regulations in such a way that it affects our business, we cannot predict what form any such legislation and/or regulation may take or what effect, if any, such legislation and/or regulation would have on our business. It is possible that any future legislation or regulation may contain provisions resulting in price limits and utilization controls which may reduce the rate of increase in the growth of our market or otherwise adversely affect the Company's business. Therefore, current and future laws and regulations may have a material adverse effect on our business.

Foreign law and regulation could have an adverse effect on our business.
If we expand current operations to jurisdictions outside the United States, regulatory approvals may be required for our product and additional approvals may be necessary for any products which may be developed in the future. Government regulation in other countries could be a significant factor affecting research, development, manufacture, marketing and sales of the product or future products in foreign jurisdictions. In foreign jurisdictions, these activities are subject to foreign governmental regulation, which is in many respects similar to regulation in the United States, but which varies from country to country. Compliance with foreign law and regulation could result in additional burdens on our operations, and failure to comply with those laws and regulations could result in fines, suspension or withdrawal of necessary regulatory approvals, product recalls, operating restrictions, and other penalties. Additionally, the cost of maintaining personnel and systems necessary to comply with foreign law and regulations applicable to our product and any future products is substantial.

Our product is subject to regulatory recalls. Recalls could harm our reputation and business.
We are subject to ongoing medical device reporting regulations that require us to report to the FDA if our product causes or contributes to a death or serious injury or malfunctions in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA has authority to require recall of our product in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a material deficiency or design defect or defect in labeling, we may voluntarily elect to recall our product. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall would divert managerial and financial resources and could harm our reputation with all of our customer suppliers and with the healthcare professionals that use, prescribe and recommend our product. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business.

We may expand into new markets and products, and our expansion may not be successful.
We may expand into new markets through the development of new product

applications based on our existing technology and design capabilities. These efforts could require us to make substantial investments, including significant research, development, engineering and capital expenditures for new, expanded or improved manufacturing facilities which would divert resources from other aspects of our business. Expansion into new markets and products may be costly without resulting in any benefit to us. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards to new products, the failure of customers in new markets to accept our products, and price competition in new markets. If we choose to expand into markets and are unsuccessful, our financial condition and results of operations could be adversely affected.

We are subject to substantial government regulation that could have a material adverse effect on our business.

Certain federal and state laws and regulations regarding reimbursement and coverage of products and services by Medicare and Medicaid, as well as federal and state laws addressing health care fraud and abuse, physician self---referrals, and other relationships with providers are broad in scope and apply, or will soon apply, to our relationships with health care providers and entities who may purchase, prescribe or recommend our product, and who assist us in the development and promotion of our product, and we may be required to alter one or more of our practices to be in compliance with these laws. Health care laws are complex and even minor, inadvertent irregularities in submissions or contracts can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation, administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations. We are, or with respect to some laws and regulations pertaining to Medicare and Medicaid referrals and reimbursement, may soon be, directly or indirectly subject to extensive regulation by both the federal government and the governments of states in which we conduct business, including: (1) the federal Medicare and Medicaid anti-kickback law, and state anti-kickback prohibitions and state law equivalents, (2) the federal False Claims Act, (3) the federal Health Insurance Portability and Accountability Act of 1996, as amended ("HIPAA"), and state laws relating to patient privacy, (4) the federal physician self-referral prohibition commonly known as the Stark law and the state law equivalents of the Stark law, and (5) federal and state billing and claims submission laws and regulations. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person for services, (ii) the furnishing of arranging for the furnishing of items or services, or (iii) the purchase, lease, or order or arranging or recommending purchasing, leasing or ordering of any item or service, in each case, reimbursable under any federal health care program. The Stark law prohibits a physician from referring a Medicare (or Medicaid) patient for "designated health services" or DHS, to an entity with which the physician has a direct or indirect financial relationship, whether in the nature of an ownership interest or a compensation arrangement, subject only to limited exceptions. The Stark law also prohibits the recipient of the prohibited referral from billing for the DHS provided pursuant thereto. If our operations, or our future operations, are found to be in violation of any of the laws and regulations to which we or our customers (suppliers, physicians, facilities or others) are subject, we may be subject to applicable penalties associated with such violation(s), including civil and criminal penalties, damages, fines, exclusion from Medicare, Medicaid and other governmental healthcare programs, loss of licenses, and the curtailment of our operations. While we believe we are currently in compliance with all applicable laws, we cannot assure that our activities will be found to be in compliance with these laws if scrutinized by regulatory authorities or that our current activities will be deemed in compliance in the future. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate and could negatively affect our business and financial results. The risk of us being found in violation of these laws and regulations is increased by the fact that many of the laws and regulations have not been fully interpreted by the regulatory authorities or in the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we were to successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Additionally, any allegations of such violations or actions brought against us could significantly damage our reputation and future business and have a material adverse effect on the Company. Numerous federal and state privacy and security laws and regulations, including the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), governs the collection, dissemination, security, use and disclosure of patients' individually identifiable health information. This as well as initiatives at the state levels address patient and customer privacy concerns and the security of certain kinds of sensitive personal information that healthcare and other businesses may come into possession of. The new federal legislation extensively regulates the use and disclosure of individually identifiable health-related information and the security and standardization of electronically maintained or transmitted health-related information. We do not yet know the total financial or other impact of these laws and regulations on our business. Compliance with these laws and regulations will likely require us to spend significant monies which could negatively impact our financial results. Additionally, if we fail to comply with the privacy laws and their regulations, we could suffer civil penalties and criminal penalties for certain violations. In addition, we will continue to remain subject to any applicable state laws which are more restrictive than the federal privacy law and regulations. These privacy laws vary by state and impose additional penalties. We have determined that activities we intend to engage in will cause us to be covered by one or more of these privacy laws and corresponding regulations, and as such, we have implemented privacy and security policies and procedures to comply with the applicable laws and regulations. Our Company is in compliance with all applicable material aspects of HIPAA, as amended, and applicable state privacy and security requirements. However, we cannot provide any assurance that governmental authorities will find that our business practices comply with current or future administrative or judicial interpretations of these laws and regulations. Sanctions for failure to comply with these federal and state laws and regulations include significant civil and criminal penalties. Such sanctions could adversely impact our revenues, profit margins, profitability, operating cash flow and results of operations. The federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the health care fraud and abuse laws. Private insurers and various state enforcement agencies also have increased their level of scrutiny of health care claims in an effort to identify and prosecute fraudulent and abusive practices in the health care area. These investigative and enforcement efforts could result in investigations or inquiries and other actions. If the Company was ever the subject of such inquiries or investigations, it would be time-consuming and costly to us and could disrupt our day-to-day operations for a period of time and could have a material adverse effect on the Company. The provisions of HIPAA criminalize situations that were handled exclusively civilly through repayments of overpayments, offsets and fines by creating new federal health care fraud crimes. Further, as with the federal laws, general state criminal laws may be used to prosecute health care fraud and abuse. We believe our business arrangements and practices currently comply with existing health care fraud law. However, a violation could subject us to penalties, fines and/or possible future exclusion from Medicare or Medicaid. Such sanctions could significantly reduce our revenues and profits and have a material adverse effect on the Company. The taxes imposed by the federal legislation and the government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payers for our products and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

If a natural or man-made disaster strikes our manufacturing facility, we may be unable to manufacture our product for a substantial amount of time, which could cause our sales to decline and adversely affect our business.

We principally rely on our manufacturing facility in San Antonio, Texas for the manufacture of our product. This facility may be affected by natural or man-made disasters. This facility and the manufacturing equipment we use to produce our product would be difficult to replace and could require substantial time to repair or replace. In the event our facility was affected by a disaster, we would be forced to rely on third-party manufacturers. However, third-party manufacturers may not be available or they may be unable to produce our product on the schedule or to the specifications we require.

Our results and profitability may be adversely affected by product returns, rental credits and uncollectible accounts receivable.

Our results and profitability may be adversely affected if we have product returns, rental credits or uncollectible accounts receivable. Subject to certain restrictions and our approval, suppliers may return our product and receive a rental credit if the product does not perform as expected. If we have a substantial number of these returns and credits, it could adversely impact our profitability. Furthermore, if we have substantial uncollectible accounts receivable, this could adversely impact our profitability.

The Company may be unable to execute successfully its intellectual property strategy. The Company has filed a Patent Applications in the United States and through the Patent Cooperation Treaty Patent Applications in the United States, Australia, Canada, China, European Union, and Japan. There are no assurances that the Company will receive U.S. or Foreign Patents and, as a result, our business may be materially harmed. The Company considers patent protection of its technology to be critical to its business prospects. Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our intellectual property. There can be no assurance that any patent applications which may be filed and assigned to the Company will result in a patent issuance, that any patents which may be issued will result in significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent which may be licensed by the Company or, if instituted, that such challenges will not be successful. The loss of any proprietary rights which may be protected or protectable under any of the foregoing future intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors. We believe that our technology is not subject to any infringement actions based upon the patents of any third parties; however, our technology may in the future be found to infringe upon the rights of others. Others may assert infringement claims against us, and if we should be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, our ability to continue to use our technology or the licensed technology could be materially restricted or prohibited. If this event occurs, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our products so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Licenses or royalty agreements required in order for us to use this technology may not be available on terms acceptable to us, or at all. These claims could result in litigation, which could materially adversely affect our business, prospects, financial condition, and results of operations. Furthermore, there can be no assurance that others will not independently develop similar or more advanced technologies, design around aspects of the Company’s licensed technology or duplicate the Company’s trade secrets. To the extent the Company utilizes processes, technology or equipment that constitute trade secrets under applicable laws, the Company must implement appropriate levels of security for those trade secrets to secure the protection of such laws. There can be no assurance that the Company has implemented, or will implement, such levels of security for said trade secrets. The future operations of the Company may be subject to claims and potential litigation arising from alleged infringement of patents, trademarks, trade secrets or copyrights owned by third parties. Within the biotechnology industry, established companies have actively pursued such infringement claims and have initiated claims and litigation that have made the entry of competitive products more difficult. There can be no assurance that the Company will not experience such claims or litigation initiated by existing, better-funded competitors. Resisting such claims, litigation and court-ordered injunctions may prevent the Company from bringing new products to market, and the resulting loss of revenues and expenses of litigation may substantially affect the ability of the Company to meet its expenses and continue operations. The Company may decide not to take additional steps to secure its rights in certain copyrights, trademarks and/or patents to which it may be entitled. Failure to do so may reduce the access of the Company to the courts and in recoverable damages to which it may be entitled in the event of a violation of the Company's proprietary and intellectual rights by third parties, and in the case of copyrights, to certain remedies of statutory damages and attorneys' fees. Similarly, the failure to seek protections of any patentable materials to which the Company may be entitled may result in loss of patent protection should a third party copy the patentable technology or process. The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for the Company. There is no guarantee that such a loss of competitive advantage could be remedied or overcome by the Company at a price which the Company would be willing or able to pay.

The Company may be unable to successfully execute and manage its growth strategy.
The Company may be unable to successfully execute its growth strategy and, as a result, its business may be materially affected. Our business plan will, if successfully implemented, result in the rapid expansion of our business on a widespread basis. Such expansion of our operations may place a significant strain on our management, financial and other resources. Our ability to manage future growth will depend upon our ability to monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management and technical, information and accounting systems, and to attract, assimilate and retain additional qualified personnel.

The significant competition in the wound care medical products industry could cause the Company to reduce prices or not execute its growth strategy.
The wound care medical products industry is highly competitive. The Company intends to position the TransCu O2 device as a lower cost, easier-to-use alternative to the higher-priced, standard of care negative pressure wound therapy devices. In addition, the Company intends to position TransCu O2 as a device that can treat more wound types and more patients. There are no assurances that the competitors will not significantly lower pricing and/or cause third-party payors to lower reimbursement rates. To compete successfully, the Company may be required to reduce prices, increase operating costs or take other measures that could have an adverse effect on its financial condition, results of operations, margins and cash flow. This competition could impair the Company's ability to attract and retain business.

The success of our product depends greatly on our relationships with suppliers who sell and healthcare providers who use our products, and our failure to maintain these relationships could adversely affect our business.
Acceptance of our product depends on educating the potential purchasers and users of wound care products as to the perceived distinctive characteristics and benefits, clinical efficacy and cost- effectiveness of our product compared to competing products in the wound care market. Additionally, acceptance and use of our product depends on training healthcare professionals and suppliers in the proper use and application of our product. Our failure to do this properly or our failure to maintain

these relationships and develop an understanding of the efficacy and benefits of our product within the healthcare industry could result in the inability to successfully market our product, which may adversely affect our sales and profitability. Our future growth and success depends on creating broad awareness and acceptance, and, ultimately, use or purchase of our products by physicians, patients, suppliers, GPOs and payors. This will require substantial marketing and educational efforts, which could be costly and may not be successful. The target customers who decide to utilize our product may not adopt this technology or may adopt it at a rate that is slower than desired. In addition, potential customers who decide to utilize our product may later choose to purchase competitors' products. Important facts that will affect our ability to attain broad market acceptance of our product include: • The real or perceived safety and efficacy of our product; • The real or perceived benefits of our product; • Doctor and/or patient awareness and acceptance of our product; • Coverage of, and reimbursement for, our products by governmental and third party payors; and • Market perception of our ability to continue to grow our business and develop enhancements or new products. If we fail to obtain an adequate level of reimbursement from payors for our product, there may be no commercially viable market for our product or the marketplace may be much smaller than expected. Additionally, failure of our product to gain broad market acceptance could cause our revenues to decline and our business to suffer. Such failures could have a material adverse effect on the Company.

Current economic instability in the U.S. and internationally could adversely affect our business.

Financial markets and the economies in the U.S. and various foreign jurisdictions have experienced volatility and disruption, and these conditions could become worse and not improve. These conditions have resulted in diminished liquidity and credit availability in the market, which could impair our ability to access capital or otherwise adversely affect our business. In the event the recent economic downturn continues, it may create downward pressure on the pricing and/or reimbursement of our product, affect our accounts receivable, slow the adoption of our product by payors and others in the healthcare market, and adversely affect our customers, causing them to reduce their spending. Any of these conditions could have a material adverse effect on our business, financial position, and results of operations.

Loss of key personnel could adversely affect our business.

The Company's future in part depends on its ability to attract and retain highly qualified directors, executive officers and other employees. The Company's executive officers have executed employment agreements with the Company; however, there can be no assurance that the Company will be able to attract and retain highly qualified persons for such positions in the future. The loss of key management personnel could have a material adverse effect on the Company.

The Company requires a significant amount of cash to continue its business plan.

The Company's operations, including product manufacturing and organizational infrastructure, will consume substantial amounts of capital. The Company expects capital and operating expenditures to increase over the next several years as it executes its business plan. The Company may require additional funding to expand the manufacturing process, build a rental fleet and assemble an organizational infrastructure. Furthermore, we may require additional capital for research and development, compliance efforts, efforts to obtain and/or maintain Medicare reimbursement, and protection of our proprietary rights. When the Company seeks additional financing, no assurance can be given that such additional financing will be available when needed, or that, if available, such financing will be obtained on terms acceptable to the Company. The Company's inability to obtain sufficient funds from operations and external sources may adversely affect the Company's business, prospects, financial condition and results of operations.

We expect operating losses, cost overruns, and financing uncertainties.
We have a history of losses and can provide no assurance as to our future operating results. Eventual profitability will depend on our success in manufacturing and marketing our product and obtaining reimbursement from payors. We have experienced net losses and negative cash flows from operating activities since inception and expect such losses and negative cash flows to continue in the foreseeable future. There is no assurance that such losses will not be in an amount and for a duration which will exceed the Company's projections. The Company may require additional funding to expand the manufacturing process, increase its rental fleet and organizational infrastructure. No assurance can be given that any such financing will become available or if available, that it would be on terms favorable to the Company. If available such financing may result in the imposition of restrictions on the future borrowings and operating policies. If financing is unavailable, then we may become unable to continue our development or remain in business. Consequently, you should be prepared to lose your entire investment in the Company. Forward-looking statements and discussions of the business environment and investment strategy of the Company provided to you (e.g., with respect to financial markets, business opportunities, demand, investment pipeline and other conditions) are subject to the ongoing novel coronavirus outbreak ("COVID-19"). The full impact of COVID-19 is particularly uncertain and difficult to predict, therefore such forward-looking statements do not reflect its ultimate potential effects, which may substantially and adversely impact the company's execution of its strategy.

Incurring substantial amounts of debt could adversely affect our business.
The Company may utilize a leveraged capital structure to, among other things, fund its larger rental fleet of TransCu O2 devices. As a result, the Company may, in the future, be subject to the risks normally associated with debt financing, including, (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) the risk that future debt (which will not have been fully amortized at maturity) may not be refinanced or that the terms of such refinancing will not be as favorable to the Company, and (iii) the risk that necessary capital expenditures may not be financed on favorable terms or at all. The Company may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. By its very nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond the control of the Company. Accordingly, there can be no assurance that

such interest rates will not rise significantly and, consequently, that the Company will not be required to pay more interest than it may have anticipated. A significant increase in market interest rates in the future could jeopardize the Company's ability to pay required debt service on future loans and could possibly result in default and/or foreclosure. Various credit facilities or other debt obligations may require the Company to comply with a number of financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit the Company's ability to borrow funds or may cause a default under its then-existing indebtedness.

The Company's liquidity may not be sufficient to pay its expenses.
The Company intends to maintain sufficient liquidity to pay fixed expenses, such as rent and personnel costs. However, it is possible in certain scenarios (such as a significant decrease in revenue) that the Company's liquidity will not be adequate to pay its fixed costs.

We may face uncertainties in manufacturing.
Our ability to commercialize our product depends, in part, on our ability to manufacture our products at a competitive cost and in accordance with current Good Manufacturing Practices ("cGMP") and other regulatory requirements. We anticipate that we will depend on collaborative partners for the manufacturing of certain components of our product for commercialization. If we are not able to obtain contract manufacturing of such components on commercially reasonable terms, we may not be able to complete commercialization of our product.

We may be subject to costly litigation and damaging liability claims.
Although we have taken what we believe to be appropriate precautions, our business exposes us to many liability risks and contractual disputes, which are inherent in the development, testing, manufacturing and renting of medical devices. We face an inherent business risk of exposure to product liability claims in the event that the use of our product is alleged to have resulted in adverse effects. If there are any product liability claims, our business could be adversely affected. While we have product liability and officers and directors insurance, there can be no assurance that such insurance is in amounts sufficient to protect us against potential liabilities. Furthermore, even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of our product and otherwise harm our business and results of operations. We maintain product liability insurance with coverage we believe to be adequate and are not currently aware of any product liability claims. We cannot assure you that any liability claims made against us will not exceed the coverage limit of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. Additionally, we are subject to the risk that our insurers will exclude our coverage claim for any reason or that our insurers may become insolvent. If we do not or cannot maintain sufficient liability insurance, our ability to market our product may be significantly impaired. We may also be subject to lawsuits or proceedings in the future by government entities or private parties arising from our product, business methods or other activities. Except in certain limited circumstances, our expenses and liabilities arising from any suit shall

be borne by the Company.

We are subject to numerous laws and regulations governing the healthcare industry, and non-compliance with such laws, as well as changes in such laws or future interpretations of such laws, could reduce demand for and limit our ability to distribute our product and could cause us to incur significance compliance costs.
There are widespread legislative efforts to control health care costs in the United States and abroad, which we expect will continue in the future. Compliance with applicable regulations imposes significant costs and expenses of our operations. If we fail to comply with applicable regulations, we could be subject to enforcement sanctions, our promotional practices may be restricted, and our marketed product could be subject to recall or otherwise impacted. In addition, regulations, such as HIPAA, that regulate the way we do our business will result in increased compliance costs for the Company. The U.S. government has launched various initiatives that target particular industries or markets and particular regulation compliance. For example, the United States Department of Justice and the Office of the Inspector General of the United States Department of Health and Human Services have had enforcement initiatives which specifically target the long-term care, home health and DME industries. Sanctions for violating these laws include criminal penalties and civil sanctions, including fines and penalties, and possible exclusion from the Medicare, Medicaid and other federal health care programs. Although we believe our business arrangements currently comply with federal and state fraud and abuse laws, our practices may be challenged under these laws in the future, and the Company or its suppliers or customers could be the focus of an investigation or similar initiative due its/their activities in the DME market. Such investigations or other initiatives could be costly and distracting and could have an adverse effect on the Company. Furthermore, to comply with the various laws and regulations applicable to our operations, we may need to institute a corporate compliance program, which can be costly to design and implement.

You may not be able to sell your Shares.
The shares of Common Stock offered hereby have not been registered under the Securities Act and may not be resold unless registered or unless we have received an opinion of counsel, reasonably satisfactory to us, stating that an exemption from registration is available. Even if the Common Stock is registered under the Securities Act or is exempt from registration, state securities laws may prohibit or limit its transferability in some jurisdictions. Investors have no right to require, and we have no current intent of effecting, registration of our Common Stock. There is no existing market for the Common Stock, and we do not expect any such market to develop. Transferability of the Common Stock also may be affected by restrictions on resale imposed by the laws of some states. Such factors might also limit the price one could obtain for sale of his or her Common Stock, assuming a transfer could be arranged. You should be prepared to hold your Common Stock indefinitely.

The value of the Shares after the Offering may be lower than the subscription price.
The subscription price for the Shares in this Offering was not established in a competitive market. The subscription price for the Shares in this Offering is not

necessarily related to assets, book value, historic results of operations, projected future earnings or other established criteria of value, and may not be indicative of the fair value of the Shares. The price of the Shares that will prevail in any market that may develop sometime in the future following this Offering may be higher or lower than the subscription price.

The Company will have broad discretion in using the proceeds from this Offering.
The Company will have broad discretion in determining the specific uses of the proceeds. The Subscribers will not have the opportunity to evaluate, influence or control the economic, financial or other information on which the Company bases its decisions on how to use the proceeds for working capital or otherwise or its decision on how to use the proceeds. Because of the number and variability of factors that determine our use of the net proceeds of the Offering, we cannot assure that such uses will not vary from the Company's current intentions or that stockholders will agree with the uses it has chosen.

Subscribers will incur immediate and substantial dilution in net tangible book value per share.
The portion of the subscription price of the Shares allocable to each Share is substantially higher than the current net tangible book value per Share. Subscribers may incur additional dilution if holders of stock options, warrants or convertible notes, subsequently granted and/or issued, exercise such options or warrants to purchase Shares or convert such notes into Shares.

The Offering price may not be indicative of value.
The Offering price of the Shares has been determined by the Board without negotiation and is based primarily upon our anticipated startup costs and anticipated operating deficits prior to break-even. The Offering price of the Shares may not be indicative of their value or the value of the Company. No assurance is or can be given that the Common Stock could be sold for the Offering price or for any amount.

Our financial projections may not be accurate.
Any projections and related assumptions provided to you were based on information about circumstances and conditions existing as of the date set forth therein. The projections and estimated financial results set forth herein are based on estimates and assumptions that are inherently uncertain and, though considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly lower than projected. The Company does not intend to update the projections. The inherent uncertainties in results increase materially for years closer to the end of the projected period. Neither the Company nor any other person or entity assumes any responsibility for the accuracy or validity of the projections.

We do not expect to pay dividends.
The Company presently intends to retain future earnings, if any, to finance the

operation, development and expansion of its business and does not expect to pay any cash dividends in the foreseeable future. Investors should not purchase the Common Stock with the expectation of receiving cash dividends.

We have not provided tax advice in relation to this Offering.
Upon the sale or exchange of the Common Stock, an investor generally will recognize capital gain or loss equal to the difference between the amount of cash and fair market value of any other property received and the investor's adjusted tax basis in the Common Stock. Such capital gain or loss will generally be long-term capital gain or loss if the investor's holding period for the Common Stock is more than one year at the time of the sale or exchange. Investors should consult their tax advisors with respect to the federal income and all other tax consequences of the purchase ownership and disposition of the Common Stock. Additionally, other aspects of holding the Common Stock may have tax consequences.

Our certificate of incorporation, our by-laws and Delaware law contain provisions that could discourage, delay or prevent a change in control or management of the Company.
Our certificate of incorporation, our by-laws and Delaware law contain provisions which could discourage, delay, or prevent a third party from acquiring shares of our Common Stock or replacing members of our Board. These provisions include: • Authorization of the issuance of preferred stock, the terms of which may be determined at the sole discretion of the Board; • Provisions giving the Board sole power to set the number of directors; • Authorization for our Board to adopt, amend or repeal our by-laws (subject to the right of our stockholders to adopt, amend or repeal the amended and restated by- laws with the approval of at least a majority of our outstanding common shares); and • Limitations on the ability of stockholders to call special meetings of stockholders to • those meetings requested by holders of at least forty percent (40%) of the votes at that meeting.

Our organizational documents provide for indemnification.
The Company's officers, directors, employees, designees, and nominees are, subject to certain conditions, indemnified by the Company against any and all liabilities related to the Company to the maximum extent permitted by law. Such liabilities include liabilities under the Securities Act to the extent permitted by law. To the extent indemnification provisions of the certificate of incorporation or bylaws are invoked, the assets of the Company could be reduced.

ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN MAY EXIST.
In addition to the risks specifically identified in these Risk Factors , we may face additional risks and uncertainties not presently known to the Company or that we currently deem immaterial but which may later impair the Company's business, results of operations and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Van G Miller Revocable Trust (Trustees are James Walsh Jr., John Deery, Jr. and Dave Kazynski)	10,775,293	Common Stock	21.7%
Van G Miller Estate	8,302,906	Common Stock	16.72%

The Company's Securities

The Company has authorized Common Stock, Oct 4th 2022 Convertible Note, July 1st 2022 Convertible Note, March 31st 2022 Convertible Promissory Note, Jan 7th 2022 Convertible Promissory Note, April 2nd 2021 Convertible Promissory Note, Aug 18th 2021 Note, August 2019 convertible note, Series A Non-Voting Preferred Stock, and Feb 2023 Convertible note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 776,728 of Series A Non-Voting Preferred Stock.

Common Stock

The amount of security authorized is 60,000,000 with a total of 53,837,396 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 113,085 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 7,610,629 shares to be issued pursuant to stock options issued.

The total amount outstanding includes an estimated 5,368,831 shares to be issued pursuant to convertible debt conversion at an equity financing round of $1.59 per share. Value of convertible debt and interest as of 4/1/2023 $8,536,831.

Oct 4th 2022 Convertible Note

The security will convert into See material rights below for complete information and the terms of the Oct 4th 2022 Convertible Note are outlined below:

Amount outstanding: $524,045.34
Maturity Date: October 03, 2024
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: See material rights below for complete information

Material Rights

Interest calculated up to 4/1/2023

1. MATURITY DATE; APPLICATION OF PAYMENTS. Unless converted in accordance with its terms, the entire outstanding principal balance and all unpaid accrued interest and other amounts payable under this Convertible Promissory Note (this "Note") shall be fully due and payable upon demand given by Holder on or after the Maturity Date subject to Payor's ability to convert pursuant to Section 2(b); provided, however, that upon an Event of Default, all such outstanding amounts shall be fully due and payable immediately; and further provided, however, that Holder may elect to extend the Maturity Date for an additional six (6) months by written notice to the Payor at least ten (10) days prior to the Maturity Date. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to any late fees or costs of collection, next to accrued interest, and thereafter to principal.

2. CONVERSION.

(a) Conversion on Qualifying Financing. In the event that Payor issues and sells shares of its common stock, preferred stock or other equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date (as the same may be extended by the Holder) with total proceeds to the Payor of not less than $3,000,000.00 (a "Qualifying Financing"), then the total outstanding principal balance and all accrued interest owing under this Note shall convert into such security at a conversion price equal to the price per share paid by the Investors purchasing the securities in the Qualifying Financing ("Qualifying Financing Conversion Price") on the same terms and conditions as given to the Investors (the "Conversion"). The outstanding principal balance and all accrued interest owing under this Note shall be converted into the applicable Equity Securities upon the closing of such Qualifying Financing, without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

(b) Conversion at or prior to Maturity. At any time on or prior to the Maturity Date, if the Payor has not completed a Qualifying Financing, the Holder may elect to convert, effective as of the tenth (10th) business day following written notice to Payor, the total outstanding principal balance and all accrued interest owing under this Note into common stock of the Payor ("Common Stock") at a conversion price equal to

$1.00 per share ("Default Price" and together with the Qualifying Financing Conversion Price, referred to herein as applicable as the "Conversion Price") without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

3. PREPAYMENT PERMITTED. This Note may be prepaid in whole or in part at any time without penalty. Any such prepayment amount shall be applied first, to the payment of interest accrued on the portion of this Note so prepaid and second, if the amount of the prepayment exceeds the amount of such accrued interest, to the payment of principal of this Note. Any amounts repaid or prepaid may not be reborrowed.

July 1st 2022 Convertible Note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the July 1st 2022 Convertible Note are outlined below:

Amount outstanding: $522,090.61
Maturity Date: June 30, 2024
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated up to 4/1/2022

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

March 31st 2022 Convertible Promissory Note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the March 31st 2022 Convertible Promissory Note are outlined below:

Amount outstanding: $1,030,126.84
Maturity Date: March 30, 2024
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

Jan 7th 2022 Convertible Promissory Note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the Jan 7th 2022 Convertible Promissory Note are outlined below:

Amount outstanding: $1,074,257.45
Maturity Date: January 07, 2024
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

April 2nd 2021 Convertible Promissory Note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the April 2nd 2021 Convertible Promissory Note are outlined below:

Amount outstanding: $1,096,769.22
Maturity Date: March 31, 2023
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated as of 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

Aug 18th 2021 Note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the Aug 18th 2021 Note are outlined below:

Amount outstanding: $1,098,870.86
Maturity Date: August 17, 2023
Interest Rate: 6.0%

Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

August 2019 convertible note

The security will convert into Same as oct 4th 2022 convertible note and the terms of the August 2019 convertible note are outlined below:

Amount outstanding: $2,224,750.11
Maturity Date: June 30, 2023
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Same as Oct 4th 2022 Convertible Note

Material Rights

Interest calculated up to 4/1/2023

The material rights of this note are identical to the Oct 4th 2022 Convertible Note. Please see the material rights section of Oct 4th 2022 Convertible Note for complete information.

Series A Non-Voting Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Non-Voting Preferred Stock.

Material Rights

Dividends The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock. See exhibit F for additional information.

Liquidation In the event of any voluntary or involuntary liquidation, dissolution or winding up, the consideration received by the Corporation together with any other assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Preferred Stock and common stock. See exhibit F for additional information.

Drag Along Holders of Preferred Shares are subject to a drag along provision in the event that a majority of the shareholders effect a sale of or receive a bona fide offer from an independent third party to purchase the Corporation. See exhibit F for additional information.

Feb 2023 Convertible note

The security will convert into See material rights below for complete information and the terms of the Feb 2023 Convertible note are outlined below:

Amount outstanding: $908,969.71
Maturity Date: February 25, 2025
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: See material rights below for complete information

Material Rights

Interest calculated up to 4/1/2023

1. MATURITY DATE; APPLICATION OF PAYMENTS. Unless converted in accordance with its terms, the entire outstanding principal balance and all unpaid accrued interest and other amounts payable under this Convertible Promissory Note (this "Note") shall be fully due and payable upon demand given by Holder on or after the Maturity Date subject to Payor's ability to convert pursuant to Section 2(b); provided, however, that upon an Event of Default, all such outstanding amounts shall be fully due and payable immediately; and further provided, however, that Holder may elect to extend the Maturity Date for an additional six (6) months by written notice to the Payor at least ten (10) days prior to the Maturity Date. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to any late fees or costs of collection, next to accrued interest, and thereafter to principal.

2. CONVERSION.

(a) Conversion on Qualifying Financing. In the event that Payor issues and sells shares of its common stock, preferred stock or other equity securities (the "Equity Securities") to investors (the "Investors") on or before the Maturity Date (as the same may be extended by the Holder) with total proceeds to the Payor of not less than $3,000,000.00 (a "Qualifying Financing"), then the total outstanding principal balance and all accrued interest owing under this Note shall convert into such security at a conversion price equal to the price per share paid by the Investors purchasing the securities in the Qualifying Financing ("Qualifying Financing Conversion Price") on the same terms and conditions as given to the Investors (the "Conversion"). The outstanding principal balance and all accrued interest owing under this Note shall be converted into the applicable Equity Securities upon the closing of such Qualifying Financing, without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

(b) Conversion at or prior to Maturity. At any time on or prior to the Maturity Date, if the Payor has not completed a Qualifying Financing, the Holder may elect to convert, effective as of the tenth (10th) business day following written notice to Payor, the total outstanding principal balance and all accrued interest owing under this Note into common stock of the Payor ("Common Stock") at a conversion price equal to $1.00 per share ("Default Price" and together with the Qualifying Financing Conversion Price, referred to herein as applicable as the "Conversion Price") without any further action by the Holder and whether or not this Note is surrendered to Payor or its transfer agent.

3. PREPAYMENT PERMITTED. This Note may be prepaid in whole or in part at any time without penalty. Any such prepayment amount shall be applied first, to the payment of interest accrued on the portion of this Note so prepaid and second, if the amount of the prepayment exceeds the amount of such accrued interest, to the payment of principal of this Note. Any amounts repaid or prepaid may not be reborrowed.

What it means to be a minority holder

As a minority holder of Series A Non-Voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $500,000.00
Number of Securities Sold: 500,000
Use of proceeds: Operations, Sales & Marketing, R&D
Date: January 20, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $1,800,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: August 12, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: August 18, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Operations, Sales and Marketing, R&D
Date: April 02, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Operations, Sales and Marketing, R&D
  Date: January 07, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,000,000.00
  Use of proceeds: Operations, Sales and Marketing, R&D
  Date: March 31, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations, Sales and Marketing, R&D
  Date: July 01, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Operations, Sales and Marketing, R&D
  Date: October 04, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $900,000.00
  Use of proceeds: Funding operations.
  Date: February 25, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $3,761,573, compared to fiscal year 2021 revenue of $2,130,220. This 77% increase in total company sales was primarily due to a focus on our higher margin New York Managed Medicaid market which was up 98%. We believe the New York Managed Medicaid market can get us to a position where the company will be cash flow positive. As a result, we spent the vast majority of our marketing and sales efforts in this state in 2022. At the same time we continue to pursue Medicare and other national insurance coverage of our proprietary OxyGeni System.

Cost of Sales

The company's Cost of Sales consists of consumables inventory including OxySpur Oxygen Diffusion Dressings, manufacturing & packaging supplies as well as sterilization, shipping, device repairs, and associated labor. Cost of sales in 2022 was $884,839, an increase of approximately $244,466, from costs of $640,373 in fiscal year 2021. Cost of sales as a percentage of revenues decreased from 30% in 2021 to 24% in 2022. This decrease was largely due to higher margin sales in our New York market.

Gross Margins

2022 gross profit increased by $1,386,887 over 2020 gross profit and gross margins as a

percentage of revenues decreased from 70% in 2021 to 76% in 2022. This 6% increase in margin was as it mostly related to higher margin sales into our New York market.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and intellectual property, research and development expenses. Expenses in 2022 increased $1,634,460 from 2021. Approximately $1,200,000 of this increase was due to increased selling costs of which 355K related to sales commissions and 209K related to travel, trade shows, webinars & meeting expenses. The remaining $434K was used on Salaries and G&A to support the company's growth.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future since we have been able to demonstrate these trends for the past two years. Past cash was primarily generated through sales to managed medicaid, VA & IHS patients. Our goal is to increase penetration into these markets while expanding into our rapidly growing aesthetics/cosmetics cash market, which has shown rapid growth in the last couple of years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 15th, 2023, the Company has capital resources available in the form of $558,975 cash on hand and an accounts receivable balance of $1,353,457.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support sales growth, inventory purchases and new product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 87% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months. This is based on a current forecasted cash collection and slow reduction in monthly burn rate from ~$200k to under $100k for expenses related to inventory, R&D and sales and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate into the foreseeable future. This is based on our forecast projections showing the company turning cash flow positive around the end of 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is not contemplating additional future sources of capital since it is believed that none will be needed.

Indebtedness

- **Creditor:** VGM Group, Inc.
  Amount Owed: $2,224,750.11
  Interest Rate: 6.0%
  Maturity Date: June 30, 2023
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

- **Creditor:** VGM Group, Inc
  Amount Owed: $1,123,331.16
  Interest Rate: 6.0%
  Maturity Date: March 31, 2023
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

- **Creditor:** VGM Group, Inc
  Amount Owed: $1,098,870.86
  Interest Rate: 6.0%
  Maturity Date: August 17, 2023
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

- **Creditor:** VGM Group, Inc.
  Amount Owed: $645,756.76
  Interest Rate: 9.0%
  Maturity Date: June 30, 2023
  The Company has a revolving line of credit with VGM Group, Inc. of $500,000, with interest at 9.00% maturing June 30, 2023. The full amount of the line was extended to the Company at December 31, 2021 and 2020.

- **Creditor:** Economic Injury Disaster Loan
  Amount Owed: $162,998.03
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050
  The Company also received a Paycheck Protection Program loan. The Company received funding of $260,300 under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act),

administered by the U.S. Small Business Administration (SBA). The Company used the proceeds for payroll costs and business utility payments. On March 30, 2021, the Company received notification that the PPP loan was forgiven, and it was recognized as PPP loan forgiveness in other income on statement of operations and in operating activities in cash flows in 2021.

- **Creditor:** VGM Group Inc.
  Amount Owed: $1,074,257.45
  Interest Rate: 6.0%
  Maturity Date: January 07, 2024
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

- **Creditor:** VGM Group Inc.
  Amount Owed: $1,060,126.84
  Interest Rate: 6.0%
  Maturity Date: March 30, 2024
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

- **Creditor:** VGM Group Inc.
  Amount Owed: $522,090.61
  Interest Rate: 6.0%
  Maturity Date: June 30, 2024
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell

- **Creditor:** VGM Group Inc.
  Amount Owed: $524,045.34
  Interest Rate: 6.0%
  Maturity Date: October 03, 2024
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share prior to maturity if a qualifying financing has not been completed. After maturity if a qualifying financing has not occurred VGM Group can convert at .50 per share or in the event of a qualifying financing can convert at an equivalent price per share

- **Creditor:** VGM Group, Inc.
  Amount Owed: $908,969.71
  Interest Rate: 10.0%
  Maturity Date: February 25, 2025
  VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share prior to maturity if a qualifying financing has not

been completed. After maturity if a qualifying financing has not occurred VGM Group can convert at .50 per share or in the event of a qualifying financing can convert at an equivalent price per share.

Related Party Transactions

- **Name of Entity:** VGM Group, Inc
  Names of 20% owners: Trustees are James Walsh Jr., John Deery, Jr. and Dave Kazynski
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services.
  Material Terms: In August 2019, the Company agreed to a $1,800,000 convertible promissory note to VGM Group, Inc., a related party, with interest at 6.00% and due on demand on or after June 30, 2023. In 2021, the Company also agreed to two additional convertible promissory notes with VGM Group for $1,000,000 each, with interest at 6.00%, both secured through conversion features. One of these notes is due on demand on or after March 31, 2023, and the other due on August 17, 2023. VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000. The Company has a revolving line of credit with VGM Group, Inc. of $500,000, with interest at 9.00% maturing June 30, 2023. The full amount of the line was extended to the Company at December 31, 2021 and 2020.

Valuation

Pre-Money Valuation: $78,442,740.32

Valuation Details:

The pre-money valuation is based on a comparable analysis to medical device companies possessing a market-disrupting technology with similar patent portfolios and at a similar stage in their growth. The closest comparable is OsteoBiologics, Inc., (OBI) which had trailing 12 month revenue of $3.3 million and was acquired for $72.5 million (21.9x). This company had a novel, resorbable implant for repair of bone and cartilage, similar patent portfolio (in the US and internationally) and had sales in North America and Europe. A significant portion of the current EO2 management team was part of the OBI team, including the CEO (Mark Niederauer), Director of Operations (Jim Daley), Controller (Justin Cypert) and QA Manager (Joseph

Monosmith). Another comparable is Surpass Medical who developed a next-generation flow diversion stent technology to treat brain aneurysms using a unique mesh design and delivery system. Surpass Medical had slightly fewer patents, a comparable revenue of just under $5 million and were acquired for $100 million with an additional $35 million in milestone payments (20-27x). A third comparable is Transfusion Technologies which developed a novel centrifuge technology for processing human blood for transfusion to patients. They also had slightly fewer patents with sales of approximately $0.8 million and were acquired for $34.6 million (43.2x). Aside from comparable revenues and patent portfolios, what all four companies have in common is a novel, disruptive technology that would change medical practice. EO2's system has the further advantage that it can be applied in markets outside of its core chronic wound market, including acute wounds and elective procedures. In addition to wound healing, EO2's CDO therapy also has demonstrated clinical advantages of reducing pain and scarring, which together are unique and can be leveraged in these markets. The pre-money valuation of EO2 is $79.1 million using the median comparable of 21.9x and trailing 12 month revenue of $3.61 million through October 2022.

Our valuation is also based on the assumption that we can achieve our goals by continuing to rapidly grow our penetration into large and growing markets, capitalizing on our strong intellectual property portfolio with new products and service offerings and leverage the experience of our team in these efforts. Our position is unique in that we have a novel system for oxygenating skin and tissue to accelerate healing, reduce scarring and reduce pain while enabling our customers (patients) to be mobile and treated discreetly. We are targeting growth in three primary sectors, surgical wounds, chronic wounds and aesthetic procedures, which together represent a market in excess of $32B in the US alone. This market is growing annually at rates ranging from 5% to 9%.

We have demonstrated robust growth in the key sectors of Managed Medicaid insurance (148% growth rate) and Plastics/Aesthetics (>200% growth rate) in the last two years and expect to accelerate our expansion into those markets. We have made initial forays into the surgical incision market and will be releasing a custom solution for these procedures this year. Our CDO therapy is uniquely positioned to address a broad range of skin treatments, ranging from chronic wound such as ulcers, to surgical incisions (both medically necessary and elective) to aesthetic procedures for improving people's appearance (i.e. Mommy Makeovers). Our team continues to develop new solutions to address each of these segments.

We have the strongest patent portfolio in the emerging continuous oxygen therapy market, with 7 patents issued or allowed in the US, an additional US patent pending and over 30 international patents issued or pending. These patents provide protection for cloud-based solutions to provide patient care and remote monitoring/support, covering products which are currently being developed and validated for launch. This strategy ties into the rapidly emerging telehealth market and positions us to be the leader in remote patient treatment and monitoring of wounds.

Sources:

https://www.grandviewresearch.com/industry-analysis/us-wound-care-centers-market

https://www.grandviewresearch.com/industry-analysis/cosmetic-surgery-procedure-market

This valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company currently only has Common Stock outstanding. In making this calculation, we have assumed that all outstanding options, warrants, and other securities with a right to acquire shares are exercised. This includes an estimated 5,368,831 shares to be issued pursuant to convertible debt conversion at an equity financing round of $1.59 per share. Value of convertible debt and interest as of 4/1/2023 is $8,536,441.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.47 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,997.52, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  1.0%
  Fees for certain services provided by StartEngine

- *Marketing*
  40.0%
  Sales staff and support, trade shows and marketing campaigns.

- *Research & Development*
  13.5%

Build and validation of next generation wound monitoring system.

- *Operations*
  10.0%
  Internal sales, billing and clinical support systems and staff.

- *Inventory*
  30.0%
  Increase inventory supply levels to meet sales growth targets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.eo2.com (www.eo2.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/eo2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Electrochemical Oxygen Concepts, Inc.

[See attached]

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

Reviewed Financial Statements

December 31, 2022

ADKF, P.C.
Certified Public Accountants

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Table of Contents
December 31, 2022

	Page
Reviewed Financial Statements	
Independent Accountant's Review Report	1
Balance Sheets	2
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Reviewed Financial Statements	7

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Electrochemical Oxygen Concepts, Inc.
San Antonio, Texas

We have reviewed the accompanying financial statements of Electrochemical Oxygen Concepts, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Electrochemical Oxygen Concepts, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2021 Financial Statements
The 2021 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated December 30, 2022. We have not performed any auditing procedures since that date.

ADKF, PC

ADKF, P.C.
San Antonio, Texas
April 15, 2023

MAIN OFFICE:
9601 McAllister FWY, STE 800
San Antonio, Texas 78216
Phone: 210.829.1300
Fax: 210.829.4080

672 Ridge Hill Dr., STE B
New Braunfels, TX 78130
Phone: 830.387.4441

616 E. Blanco, STE 300e
Boerne, TX 78006
Phone: 830.815.1100

WWW.ADKF.COM

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Balance Sheets
December 31, 2022 and 2021

	2022 (Reviewed)	2021 (Audited)
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 606,116	$ 72,823
Accounts receivable, net	1,006,778	1,024,322
Inventories	393,987	335,056
Prepaid expenses	37,825	33,803
Note receivable, current portion	226,799	-
Total current assets	2,271,505	1,466,004
Rental Medical Equipment	936,351	819,093
Less accumulated depreciation	(798,678)	(724,606)
Net rental medical equipment	137,673	94,487
Fixed Assets:		
Furniture and fixtures	59,867	59,867
Manufacturing equipment	93,436	89,036
Computer equipment	94,980	91,492
Software	60,962	60,962
Leasehold improvements	122,867	122,867
Total fixed assets	432,112	424,224
Less accumulated depreciation	(281,825)	(265,252)
Net fixed assets	150,287	158,972
Other Assets:		
Operating lease right-of-use assets	559,793	-
Note receivable, net of current portion	449,498	-
Total other assets	1,009,291	-
Total Assets	$ 3,568,756	$ 1,719,463

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Balance Sheets
December 31, 2022 and 2021

	2022 (Reviewed)	2021 (Audited)
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 414,229	$ 289,446
Accounts payable, related party	430,398	340,105
Insurance premium payable	15,689	14,306
Accrued expenses	1,019,568	739,386
Operating lease liabilities, current portion	207,388	-
Note payable, current portion	3,431	3,305
Total current liabilities	2,090,703	1,386,548
Long-Term Liabilities:		
Operating lease liabilities, net of current portion	353,503	-
Convertible related party notes payable	6,800,000	3,800,000
Related party line of credit	500,000	500,000
Note payable, net of current portion	145,754	146,595
Total long-term liabilities	7,799,257	4,446,595
Stockholders' Equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, 92,983 shares issued and outstanding	930	-
Common stock, $.01 par value; 60,000,000 shares authorized, 38,855,480 and 38,602,879 issued and outstanding	388,555	386,029
Additional paid-in capital	44,020,087	43,492,701
Accumulated (deficit)	(50,730,776)	(47,992,410)
Total stockholders' equity (deficit)	(6,321,204)	(4,113,680)
Total Liabilities and Stockholders' Equity	$ 3,568,756	$ 1,719,463

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Operations
Years Ended December 31, 2022 and 2021

	2022 (Reviewed)	2021 (Audited)
Revenues:		
Sales	$ 2,983,348	$ 1,544,623
Rental revenue	778,225	585,597
Total revenues	3,761,573	2,130,220
Cost of Revenues	884,839	640,373
Gross profit	2,876,734	1,489,847
Operating Expenses:		
Salaries and payroll taxes	1,363,603	1,123,240
Professional fees	1,688,209	1,050,095
General and administrative	989,845	565,866
Selling expenses	898,703	655,886
Office expenses	78,994	60,867
Office rent	279,348	293,261
Depreciation	102,670	77,689
Bad debts	272,992	48,196
Research and development	45,907	210,711
Total operating expenses	5,720,271	4,085,811
Operating (Loss)	(2,843,537)	(2,595,964)
Other Income (Expense):		
Rental income	33,418	36,203
Employee Retention Credit	450,440	-
Other income	52,262	4,926
PPP loan forgiveness	-	260,300
Interest expense	(429,299)	(221,995)
Other expenses	(1,650)	(1,450)
Other income (expense), net	105,171	77,984
Net (Loss)	$ (2,738,366)	$ (2,517,980)

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance at January 1, 2021 (Reviewed)	-	$ -	38,102,879	$ 381,029	$ 42,962,791	$ (45,474,430)	$ (2,130,610)
Proceeds from issuance of common stock	-	-	500,000	5,000	495,000	-	500,000
Share based compensation related to stock options	-	-	-	-	34,910	-	34,910
Net (loss) for the year	-	-	-	-	-	(2,517,980)	(2,517,980)
Balance at December 31, 2021 (Audited)	-	-	38,602,879	386,029	43,492,701	(47,992,410)	(4,113,680)
Proceeds from issuance of preferred stock	92,983	930	-	-	122,929	-	123,859
Proceeds from issuance of common stock	-	-	252,601	2,526	376,375	-	378,901
Share based compensation related to stock options	-	-	-	-	28,082	-	28,082
Net (loss) for the year	-	-	-	-	-	(2,738,366)	(2,738,366)
Balance at December 31, 2022 (Reviewed)	92,983	$ 930	38,855,480	$ 388,555	$ 44,020,087	$ (50,730,776)	$ (6,321,204)

See independent accountant's review report and notes to reviewed financial statements.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022 (Reviewed)	2021 (Audited)
Operating Activities		
Net loss	$ (2,738,366)	$ (2,517,980)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation	102,670	77,689
Noncash compensation expense	28,082	34,910
PPP loan forgiveness	-	(260,300)
Changes in operating assets and liabilities:		
Receivables	(658,753)	(534,739)
Inventories	(58,931)	100,213
Prepaid expenses	(4,022)	(12,010)
Operating lease right-of-use assets/liabilities, net	1,098	-
Accounts payable and accrued expenses	496,641	484,866
Net cash (used) by operating activities	(2,831,581)	(2,627,351)
Cashflows from investing activities		
Purchases of rental medical equipment	(129,283)	(465)
Purchases of fixed assets	(7,888)	(19,485)
Net cash (used) by investing activities	(137,171)	(19,950)
Financing Activities		
Proceeds from long-term debt, third party	-	25,143
Proceeds from long-term debt, related party	3,000,000	2,000,000
Repayment of long-term debt, third party	(715)	(24,404)
Proceeds from issuance of preferred stock	123,859	-
Proceeds from issuance of common stock	378,901	500,000
Net cash provided by financing activities	3,502,045	2,500,739
Net change in cash	533,293	(146,562)
Cash and cash equivalents at beginning of year	72,823	219,385
Cash and Cash Equivalents at End of Year	$ 606,116	$ 72,823
Supplemental Disclosures		
Interest paid in cash	$ -	$ -
Income taxes paid in cash	-	-

See independent accountant's review report and notes to reviewed financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization: Electrochemical Oxygen concepts, Inc. (the Company) was incorporated in the State of Delaware on May 18th, 2007. The Company researches and develops advanced wound care technology and has developed a proprietary technology called the OxyGeni System (formerly known as the TransCu O2 System), which consists of the OxyGeni wound oxygenation and monitoring device, OxySpur oxygen diffusion dressings and associated accessories. This technology aids in the healing process by providing a continuous supply of pure, humidified oxygen directly to the affected tissue. The Company, through a vendor agreement with the VGM Group, makes the unit available to VGM Group members and markets its technology to Veteran Affairs, Indian Health, Plastics/Cosmetics, and Insurance providers.

Revenue Recognition: Revenue is derived from the rental or sale of the OxyGeni System and sale of the OxySpur oxygen diffusion dressings. Revenue is recognized when a performance obligation is complete, control is transferred to the customer, pervasive evidence of a purchase or rental arrangement exists, price to buyer is determinable, and collection is probable. Deductions from sales for discounts, if granted, are recorded as reductions of revenues, and are provided for at the time of initial sale. Sales taxes billed are reported directly as a liability to the taxing authority and are not included in revenue.

Cash and Cash Equivalents: Cash and cash equivalents consist of demand deposits held by financial institutions and temporary cash investments with a maturity of three months or less.

Accounts Receivable: Accounts receivable is reported at outstanding principal net of an allowance for doubtful accounts. The allowance is determined by an account-by-account review as well as historical trends. Accounts are charged off when collection efforts have failed, and the account is deemed uncollectible. The allowance totaled $272,992 at December 31, 2022 and $138,279 at December 31, 2021. The Company normally does not charge interest on accounts receivable. Accounts receivable, net at January 1, 2021, beginning of the year, totaled $489,583.

Inventories: Parts and supplies inventory is valued at lower of cost or net realizable value as determined using the standard cost method.

Rental Equipment: Rental equipment, consisting primarily of the OxyGeni device, is stated at cost less depreciation, calculated using the straight-line method over a useful life generally of three years. The cost of the dressings in our device are expensed and not capitalized.

Fixed Assets: Fixed assets are stated at cost net of accumulated depreciation. Additions, renewals, and betterments are capitalized. Expenditures for maintenance and repairs are charged to expense. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, which range from three to fifteen years.

Note Receivable: In 2022, the Company converted an account receivable to a note, giving customer formal repayment terms with market interest rate. Management believes an allowance is not required on the note at December 31, 2022.

Income Taxes: The Company is taxed as a C corporation for federal income tax purposes. Deferred federal income tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. The Company is subject to the Texas margin tax. Management is not aware of any tax positions that would have a significant impact on its financial position. Its federal tax returns for the last four years remain subject to examination.

See independent accountant's review report.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued

Share Based Compensation: The Company recognizes compensation expense for all share-based payment awards made to employees and directors, including grants of employee stock options, based on estimated fair values. Stock-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the year.

Advertising: Advertising costs are expensed as incurred and totaled approximately $51,000 in 2022 and $72,000 in 2021.

Government Regulations: The Company is subject to federal, state and local provisions regulating the discharge of materials into the environment. Management believes that its current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.

Concentrations of Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. Company deposits with financial institutions on occasion may exceed the FDIC insured amount.

Subsequent Events: Subsequent events have been evaluated by management through the date of the independent accountant's review report. Material subsequent events, if any, are disclosed in a separate footnote to these financial statements.

Use of Estimates: The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncement: In February 2016, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)," for reporting periods beginning after December 15, 2021. A lessee is required to recognize on the balance sheet right-of-use assets, representing the right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the new standard effective January 1, 2022, the first day of the lease standard implementation date. Consistent with the optional transition method allowed as part of the modified retrospective transition approach provided in ASU No. 2018-11, the Company did not adjust comparative periods. The new standard applied to leases that have commenced as of the effective date, January 1, 2022, with a cumulative effect adjustment recorded as of that date. The Company also elected to apply certain practical expedients allowed in ASC 842 whereby the Company need not reassess whether any expired or existing contracts are or contain leases, the Company need not reassess the lease classification for any expired or existing leases, and the Company need not reassess initial direct costs for any existing leases. The Company's adoption of the ASU resulted in the addition of Operating Lease Right-of-Use assets on the balance sheet for the right to use the underlying assets of operating leases. The Company elected to use hindsight for transition when considering judgments and estimates such as assessments of lessee options to extend or terminate a lease or purchase the underlying asset. In addition, the corresponding liability for the remaining balance of the operating leases is included in the liability section of the balance sheet. For all asset classes, the Company elected to not recognize a right-of-use asset and lease liability for leases with a term of twelve months or less. The adoption of this ASU did not have a material adjustment to the Statement of Operations. At January 1, 2022, the Company recognized right of use assets of $559,793 and a corresponding lease liability of $560,891.

See independent accountant's review report.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES – continued

New Accounting Pronouncement: In June 2016, the FASB issued Accounting Standard Update (ASU) No. 2016-13 *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Loses on financial Instruments* which requires the application of a current expected credit loss (CECL) impairment model to financial assets measured at amortized cost, including trade accounts receivable. Under the CECL model, lifetime expected credit losses on such financial assets are measured and recognized at each reporting date based on historical, current, and forecasted information. Furthermore, financial assets with similar risk characteristics are analyzed on a collective basis. This ASU, as amended, is effective for periods beginning after December 15, 2022 with early adoption permitted. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Reclassification: Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no effect on the previously reported change in stockholders' equity.

NOTE B – GOING CONCERN

The Company has continued to report significant operating losses as its proprietary medical technology products are developed and markets established.

In 2022, the Company received approximately $500,000 for preferred and common stock, and $3,000,000 in related party notes debt funding. Subsequent to year end, the Company received $100,000 for preferred stock, $900,000 in related party note payable at 10% interest, and continues to obtain additional funding through its crowdfunding campaign. Management also expects revenues from sales of its proprietary products in 2023 to increase from 2022 levels.

NOTE C – INVENTORIES

Inventories consist of the following at December 31:

	2022	2021
Raw materials	$ 195,091	$ 192,771
Finished goods	169,304	121,139
Demo inventory	29,044	21,146
Marketing materials	548	-
Total inventories	$ 393,987	$ 335,056

See independent accountant's review report.

NOTE D – LONG-TERM DEBT

In August 2019, the Company agreed to a $1,800,000 convertible promissory note to VGM Group, Inc., a related party, with interest at 6.00% and due on demand on or after June 30, 2023. In 2021, the Company also agreed to two additional convertible promissory notes with VGM Group for $1,000,000 each, with interest at 6.00%, both secured through conversion features. One of these notes is due on demand on or after March 31, 2023, and the other due on August 17, 2023. VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

In 2022, the Company agreed to two additional convertible promissory notes with VGM Group for $1,000,000 each, with interest at 6.00%, both secured through conversion features. One of these notes is due on demand on or after January 6, 2024, and the other due on March 30, 2024. The Company agreed to a third convertible promissory note with VGM Group for $500,000, with interest at 6.00%, maturing June 30, 2024, secured through conversion features. The Company agreed to a fourth convertible promissory note with VGM Group for $500,000, with interest at 10.00%, maturing September 30, 2023, secured through conversion features. VGM Group has the option to convert the notes into common stock of the Company at $1.00 per share or at an equivalent price per share should the Company sell common stock to investors of not less than $3,000,000.

Subsequent to year end, the four notes with VGM Group to mature in 2023 were amended to extend the maturity date to August 30, 2025 at an interest rate of 10.00%.

The Company has a revolving line of credit with VGM Group, Inc. of $500,000, with interest at 9.00% maturing June 30, 2023. Subsequent to year end, the line of credit was extended to September 2025. The full amount of the line was extended to the Company at December 31, 2022 and 2021.

In 2020, the Company received an Economic Injury Disaster loan in the amount of $150,000, with interest at 3.75% maturing May 21, 2050. The loan balance totaled $149,185 at December 31, 202 and $149,900 at December 31, 2021.

Maturities of long-term debt will require the following principal payments:

Year Ending December 31,	Amount
2023	$ 3,431
2024	2,535,626
2025	4,803,698
2026	3,839
2027	3,839
Thereafter	98,752
	$ 7,449,185

See independent accountant's review report.

NOTE E – PAYROLL PROTECTION PROGRAM

The Company received funding of $260,300 under the Paycheck Protection Program (PPP) as part of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), administered by the U.S. Small Business Administration (SBA). The Company used the proceeds for payroll costs and business utility payments. On March 30, 2021, the Company received notification that the PPP loan was forgiven, and it was recognized as PPP loan forgiveness in other income on statement of operations and in operating activities in cash flows in 2021.

NOTE F – EMPLOYEE RETENTION CREDITS

In March 2021, the Internal Revenue Service (IRS) released Notice 2021-20, which retroactively eliminated the restriction that prevented employers who received a PPP loan from qualifying for the Employee Retention Credits (ERC), a refundable tax credit against certain employment taxes. Upon determination that the employer has complied with all of the conditions required to receive the credit, a receivable may be recognized for the ERC. At December 31, 2022, the Company had received and recognized $450,440 which is recorded in other income on the statement of operations.

NOTE G – STOCKHOLDERS' EQUITY

The Company grants options to its employees under its Stock Incentive Plan (the "Plan"). The Plan allows for the grant of up to 4,000,000 shares of common stock to management, employees and other persons who provide services to the Company. All options granted have a vesting schedule with a term of immediate to one year and become fully exercisable based on other specific terms imposed at the date of grant.

The Company uses the Black-Sholes option-pricing method. The fair value for options is estimated at the date of grant with the following weighted-average assumptions as of period end:

Risk-free interest rate range	2.25%
Expected dividend yield	0%
Expected volatility of common stock	1%
Expected weighted-average life of option	2 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE G – STOCKHOLDERS' EQUITY – continued

A summary of the Company's stock option activity and related information is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance of Outstanding Options at January 1, 2021	7,320,468	$ 1.13		
Granted	797,711	1.00		
Exercised	-	-		
Forfeited	(1,167,698)	(1.25)		
Balance of Outstanding Options at December 31, 2021	6,950,481	0.91		
Granted	660,148	1.00		
Exercised	-	-		
Forfeited	-	-		
Balance of Outstanding Options at December 31, 2022	7,610,629	$ 0.92	5.7	$ 684,957
Expected to vest after December 31, 2022	228,674	$ 1.01	9.1	$ 2,287
Vested and exercisable at December 31, 2022	7,381,955	$ 1.09	5.6	$ 590,556

See independent accountant's review report.

NOTE G – STOCKHOLDERS' EQUITY - continued

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options at January 1, 2021	221,382	$ 1.01
Granted	797,711	1.00
Vested	(803,849)	1.03
Forfeited	(3,948)	1.25
Non-vested options at December 31, 2021	211,296	1.02
Granted	660,148	1.00
Vested	(642,770)	1.00
Forfeited	-	-
Non-vested options at December 31, 2022	228,674	$ 1.01

The aggregate intrinsic value represents the pretax value, based on the difference between the price of the Company's common stock of $1.00 per share at December 31, 2022 and 2021 and the exercise price of the options.

The total unrecognized compensation cost related to non-vested share-based compensation arrangements is $0 as of December 31, 2022 and 2021.

Stock Warrants: The Company has outstanding 113,085 stock warrants as of December 31, 2022 and 2021, issued primarily to third party vendors and consultants, and convertible into common stock on a 1 to 1 basis. The warrants have a 10-year life and expire in various quantities from 2023 to 2028.

NOTE H – RELATED PARTY

The Company has an agreement with VGM Group, Inc (VGM), whereby VGM provides billing and marketing services to the Company. The agreement is effective through December 31, 2024 with terms allowing any number of successive 5-year renewal periods. VGM is a shareholder of the Company. Per the agreement, the Company provides a discount to Group Members of VGM related to their product and pays an administrative fee to VGM for their billing services. Fees incurred by the Company to VGM under the arrangement totaled approximately $91,000 in 2022 and $53,000 in 2021. The Company owes VGM approximately $430,000 at December 31 ,2022 and $340,000 at December 31, 2021 under this agreement. The Company also has multiple long-term notes and a revolving line of credit with VGM (see Note D).

In the normal course of business, the Company may at times utilize the services of affiliated entities of VGM.

NOTE I – LEASES

The Company determines if an arrangement is an operating lease or financing lease at commencement. The Company has determined that it has no finance lease arrangements at December 31, 2022 or 2021.

Other lease assets and obligations are recognized at the lease commencement date based on the present value of lease payments over the term of the lease. The Company uses the risk-free discount rate to determine the present value of lease payments.

The Company has third-party operating leases for buildings and equipment. Operating lease expense is recognized in selling, general, and administrative expenses on a straight-line basis over the lease term. The lease term for these buildings and equipment extends through 2026.

Total rent expense paid to third parties totaled approximately $213,000 in 2022 and $179,000 in 2021.

In determining lease asset values, the Company considers fixed and variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination, or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised.

Future commitments relating to these lease agreements are as follows:

Year Ending December 31:	Total
2023	$ 213,260
2024	213,260
2025	142,793
2026	1,395
Total minimum future payments	570,708
Less: imputed interest	(9,817)
Present value of lease liability	$ 560,891

The Company subleases part of their office space in San Antonio, Texas to an unrelated Company and recognized rental income of approximately $36,000 in 2022 and 2021.

NOTE J – INCOME TAXES

Deferred tax assets and liabilities consist of the following components at December 31:

	2022	2021
Deferred tax assets:		
Accounts receivable allowance	$ 57,328	$ 18,918
Net operating loss carryforward	9,565,646	8,537,297
Gross deferred tax assets	9,622,974	8,556,215
Deferred tax liability:		
Depreciation differences	33,865	16,478
Net deferred tax asset	9,656,839	8,572,693
Less valuation allowance	(9,656,839)	(8,572,693)
Net deferred tax asset reported	$ -	$ -

The Company has net operating losses available for carryforward through 2041 of approximately $45 million.

Management provides a valuation allowance for any deferred tax asset that it believes it may not realize. In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance, at December 31, 2022.

NOTE K – COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and litigation from time to time in the normal course of operations. Management does not expect any such matters in which it is currently involved to result in significant loss.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

15 DAYS LEFT

INVEST IN EO2 CONCEPTS TODAY!

Oxygen-Enhanced Technology for Advanced Wound Healing and Skin Support

EO2 Concepts is an advanced wound healing technology company leveraging continuous diffusion of oxygen (CDO) therapy to commercialize innovative medical modalities. The ...

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Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


EO2
Wearable Oxygen Generator & Dressings for Wound Care

$703,665.55 Raised

REASONS TO INVEST

- EO2's CDO therapy system is an enhanced wound care solution that improves patient outcomes when recovering from chronic wounds, skin injuries, or surgeries. It utilizes the continuous delivery of oxygen directly to the tissue, which has been shown to achieve faster healing, reduced pain levels, and overall improved skin health.*

- EO2's addressable market encompasses two multibillion dollar divisions. Globally, the chronic wound care sector is estimated to be worth over $20B,*while the aesthetics and cosmetic surgery industry is valued at $63.4B and expected to exhibit nearly double digit CAGR between now and 2030.*

- As an industry innovator, EO2 is focused on continual product testing, research, development, and design, in collaboration with key opinion leaders and medical professionals. Our unique position in an expanding marketplace is secure through 2038, protected by numerous national and international patents, as well as additional patents pending.

*Market information provided by (source) (source) (source)

Invest Now
$1.59 Per Share

RAISED	INVESTORS
$703,665.55	218
MIN INVEST	**VALUATION**
$298.92	$78.44M

OVERVIEW

Advanced Wound Care Therapy Powered By Pure Oxygen


The OxyGeni is an all-inclusive system that creates an optimal environment for skin repair and restoration
OxyGeni
10.0

For patients recovering from wounds (i.e. ulcers and burns), amputations, and cosmetic/restorative surgeries, oxygen is one of the most vital elements in the wound-healing process (source). Understanding this, EO2 has developed proprietary technology that allows pure, humidified oxygen to be continuously diffused directly into the tissue, thereby creating an optimal environment for skin repair and restoration. The OxyGeni is an all-inclusive system that offers oxygen generation, wound monitoring, oxygen diffusion dressings, and accessories, all in one lightweight and discrete wearable device.

THE PROBLEM & OUR SOLUTION

Making CDO Therapy Accessible To Support Wound Healing 24/7


Existing wound care options involve covering damaged skin, making it harder to carry out essential healing functions

A common obstacle to proper healing of wounds is a lack of oxygen, caused by blocked or damaged blood pathways. Oxygen via the bloodstream is what provides nourishment to the skin and dermal tissues, fueling important processes like collagen formation, cellular regeneration, antibacterial activity, and repair. When the body doesn't have access to sufficient levels of oxygen, it becomes much harder to carry out these essential functions. However, most existing wound care options involve covering damaged skin, thereby blocking direct flow of oxygen to the tissue.


Performance of CDO Relative to MWT
Relative Performance
500%
400%
300%
200%
100%
0%
MWT
Overall CDO
Larger
Chronic
Plantar

source

As a solution, EO2 has developed a system that not only restores oxygen levels, yet also enhances those levels beyond the body's normal capacity. Using our wearable device, patients receive advanced wound care anywhere, anytime, and are able to accelerate the entire healing process. Additionally, because CDO therapy has benefits for reducing pain and inhibiting the formation of scars, the technology helps to restore quality of life. Positive outcomes from treatment with OxyGeni range from improving aesthetic appearance to preventing amputation.

THE MARKET & OUR TRACTION

Building a Science-Backed Brand That's Responsive To An Evolving Market

Over the last several years, EO2 has been making significant progress across many verticals. In clinical trials, the company's technology has been substantiated by multiple studies, with peer-reviewed papers published by notable national and international industry leaders. Meanwhile, on the marketing side, we've seen mass social media response to the performance of our products for patients, especially in the cosmetic procedures market.


Financial Performance
Trailing 24 Months


Two Year Revenue
Monthly Revenue
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
Date by Month

As a result of our success in these areas, EO2 has seen a robust increase in sales. Within the plastics and aesthetics market, we've demonstrated triple-digit YOY growth and in Canada, the company has moved from unpaid trials to payment models in six provinces. By creating products designed to accommodate today's telehealth models, we are enabling patients to be more involved in their own care through mobile app design, automated product delivery, and AI-driven communication.



Unpaid trials to payment models in six provinces
Demonstrated triple digit growth within the plastics and aesthetics market

Although EO2 Concepts initially developed solutions for the chronic wound care market, the company has exciting opportunities to expand into other markets based on the science of oxygen therapy's efficacy and the feedback of medical users. Our newest and fastest-growing market is in aesthetic and reconstructive surgery, as the technology can be used to facilitate healing following face lifts, breast reductions, laser facials, and cosmetic injectables.



U.S. POTENTIAL ADDRESSABLE MARKET (2021)
Combined $32.3B Market
Wound Care $13.5B
Aesthetics & Cosmetics $18.8B

WHY INVEST

Invest in Proven Technology That Helps People Heal



Help us make our technology the standard of care across multiple segments and be a part of our success story

Chronic wounds affect millions of patients each year and the costs to our healthcare system for diabetic foot complications alone are comparable to all cancers combined (source). Complications from a wound can last months or years, sometimes resulting in amputations, and severely impacting quality of life for patients. Having developed a system that can improve recovery outcomes, in a more accessible and affordable format, EO2's vision is to bring our technology to the medical community and become the standard of care across multiple segments. Be a part of our success story by investing on Start Engine!

ABOUT

HEADQUARTERS
12500 Network Blvd Ste 310
San Antonio, TX 78249

WEBSITE
View Site

EO2 Concepts is an advanced wound healing technology company leveraging continuous diffusion of oxygen (CDO) therapy to commercialize innovative medical modalities. The company's primary in-market product is OxyGeni, a wearable device designed to heal wounds to complete closure while simultaneously supporting skin and soft tissue restoration, shortening recovery time, reducing pain, and minimizing the formation of scar tissue in the process.

TEAM



Mark Niederauer
President, CEO, Board Member

Dr. Niederauer has served as the Company's Chief Technology Advisor since June of 2008, has served as the Chief Technology and Operating Officer since January of 2010 and became the President and CEO in August of 2021. He has more than 25 years of experience in commercialization, engineering, product development and manufacturing of pharmaceuticals medical devices, including regulatory and quality compliance. Dr. Niederauer has worked for Bayer Chemikalien in Leverkusen, Germany, Hoechst Celanese in Corpus Christi, TX, and for OsteoBiologics, Inc. (OBI) in San Antonio, TX, which was the acquired by Smith & Nephew Endoscopy. Dr. Niederauer earned a PhD in Biochemical Engineering, with a focus in Genetics, from Iowa State University. He is also a Fulbright Scholar, earning the equivalent of a Master of Science degree from environmental engineering work at the Universität Stuttgart in Germany. Dr. Niederauer has co-authored numerous articles and presentations and is a co-inventor on multiple patents.



Ken Melani, MD
Board member

Dr. Melani is currently the owner of KRM Group LLC, a healthcare consulting firm, and managing director of Velocity Fund Partners LLC, a life sciences venture capital fund. He started his career as a practicing Internist where he founded and later became Chairman and CEO of a physician-hospital organization called West Penn Cares. Over the next twenty-five years he served in a variety of executive leadership roles at Highmark Inc, culminating as the President and CEO from 2003-2012. He was credited with growing Highmark into one of the leading healthcare companies in the United States and personally regarded as one of the top healthcare executives in the country. Dr. Melani received his BA from Washington and Jefferson College, where he graduated Summa Cum Laude, and went on to receive a Doctorate of Medicine from The Wake Forest University School of Medicine.



Tony Gallardo
Chief Financial Officer & Secretary

Tony is a Certified Public Accountant with over years of financial and operational experience. He has overall responsibility for business financial operations including treasury, budgeting, forecasting, accounting management and human resources. Tonyhas worked as COO and CFO for entrepreneurial companies in home health care and mental health. With over years of experience Tony is adept at improving processes,including financial reporting, cash flow, internal controls and compliance with contract and regulatory requirements.As a financial leader Tony has extensive experience with budgeting and forecasting. He has guided operational teams to successfully prepare and exceed budgets. Additionally,over his career he has successfully guided the accounting team to set up the internal controls and processes for high growth companies.Tony earned his Bachelors degree in accounting from the University of Texas at SanAntonio.



Donna Hunt
Business Manager and Assistant Secretary

Donna has over 25 years of financial and operational experience in various industries, including medical devices, finance, banking and construction. Donna manages several components of EO2's business, including accounting, human resources, logistics,document control and facility management. Prior to joining EO2, she worked for a startup medical device company, Bluegrass Vascular Technologies, as the Business Manager until they were recently acquired. Her prior work experience was primarily in banking in various financial and executive support roles for Wells Fargo and Frost Bank.



Dave Kazynski
Exec. VP of Sales and Marketing, Board Member

Mr. Kazynski is the President of VGM's HOMELINK business which is a insurance network contractor for a wide range of various healthcare services for members of VGM's independent Durable Medical Equipment suppliers. HOMELINK has about 110 different managed care contracts. He served many years as a CFO and COO to a number of proprietary hospitals in IA and MO including a hospital sold to Tenet. Mr. Kazynski has been a member on the Center for Medicare Services DME Program Advisory and Oversight Committee (PAOC) and functioned as the hospital liaison for local Managed Care Plans. Mr. Kazynski graduated from the University of Northern Iowa in 1979 with a B.A. in Psychology, and then earned an M.B.A. in Finance in 1981.



Peter Smith
Chairman of the Board of Directors

Mr Smith served as the Chief Operating Officer of Baxter's Japanese Subsidiary located in Tokyo and later was the President of Baxter's Caremark Division. He founded and led CorSolutions, a disease management company. Subsequently, he also founded and led Medmark, a specialty pharmaceutical distribution business. He currently sits on the Board of four other privately held healthcare companies. Mr Smith received his AB from Princeton University and his MBA from the University of Chicago.



Jim DeYoung
Board Member

Mr. DeYoung is founder and a principal of Winston Partners Incorporated, which provides strategic corporate advisory and investor relations services to private and public companies. In addition, Mr. DeYoung is a member of the management of DW Investments, LLC. Mr. DeYoung formerly was a general partner of Resource Ventures L.P. He was responsible for several of the fund's investments. He served at Baxter International, Inc. in marketing, investor relations, public relations and corporate financial management functions. He is a Trustee of Rush University Medical Center and serves on the Executive, Investment and Information Technology Committees of the Board. Mr. De Young serves on a number of boards in the Chicago area. Mr. DeYoung is a graduate of Washington and Lee University (B.A.) and received his J.D. degree from Northwestern University School of Law.



James P. Daley
Director of Operations

Mr. Daley has over 45 years' experience in electrical and mechanical engineering, manufacturing and product development in the fields of medical devices and aerospace. He oversees the research, design, manufacturing, packaging and testing of products. Mr. Daley also manages all plant operations, including shipping & receiving and facility maintenance. Mr. Daley is a co-inventor on multiple patents.



Cyndi Gilliam, BSN, RN, FACCWS
Director of Clinical Affairs

Mrs. Gilliam is the Director of Clinical Affairs for EO2. She has worked as an industry Clinical Specialist for the last 10 years, including experience at Kinetic Concepts Inc. Her experience and expertise as a wound care RN has been instrumental in the relationships and educational programs she has built throughout the years. She has excellent contacts across the country within wound care, colorectal surgery, orthopedic, and other specialties. Her passion is integrating her business knowledge with her clinical knowledge to achieve the greatest outcomes for both her patients and clinicians, while achieving success for the company. She is excited to bring her knowledge and skills to help bring EO2 to the forefront of wound care as a standard of care therapy system.



Kate Biasiolli
Marketing Manager

Mrs. Biasiolli currently holds position as both regional account manager in Texas as well as marketing manager. She has vast experience with in the wound care industry spanning over 15 years. During her tenure at the largest negative pressure wound therapy company, Kinetic Concepts Inc, Mrs. Biasiolli planned, developed and executed customer training throughout the globe while managing her team and million dollar budget. Her honors degree in biology combined with a certificate in adult education provides her a strong background to grasp complex processes and simplify into easy to understand, relatable concepts.



Joseph Monosmith
Quality Assurance Manager

Mr. Monosmith is the Quality Assurance Manager for EO2, with 13 years of experience in the Medical Device field. He has experience in manufacturing, assembly, shipping/receiving, quality control and quality assurance. In the medical device space, he previously worked in manufacturing and quality for the Endoscopy Division of Smith & Nephew. He is dedicated to, and strongly believes in, the innovation that EO2 brings to wound care, as well as, the positive impact to the quality of life for the patient population.

TERMS

EO2 Concepts

Overview

PRICE PER SHARE
$1.59

VALUATION
$78.44M

DEADLINE
Jun 30, 2023

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$298.92

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.52

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
9,433

SHARES OFFERED
Series A Preferred Stock

MAX NUMBER OF SHARES OFFERED
776,728

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time Based Perks

o First 72 hours – 10% Super Early Bird Bonus

o First week (days 4-7) – 8% Very Early Bird Bonus

o First 3 weeks (week 2 & 3) - 5% Early Bird Bonus

Amount Based Perks

o $600+ – 3% bonus shares , Member, Contributing to enabling advanced healing with oxygen.

o $1,500+ – 5% bonus shares, Leader, Leading the way in oxygen healing solutions.

o $5,000+ – 8% bonus shares, Innovator, Bringing next generation solutions to oxygen delivery and patient monitoring.

o $15,000+ – 10% bonus shares, Visionary, Ensuring the long-term growth and innovation in oxygen solutions for health care.

Loyalty Bonus - 10% Bonus Shares for Friends and Family

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Electrochemical Oxygen Concepts, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A Non-Voting Preferred Stock at $1.59/ share, you will receive 110 shares of Series A Non-Voting Preferred Stock, meaning you'll own 110 shares for $159. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an the Loyalty bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur irregular use of proceeds.

PRESS



Meta-analysis Published

Efficacy of Topical Wound Oxygen Therapy in Healing Chronic Diabetic Foot Ulcers: Systematic Review and Meta-Analysis

View Article

Fully Blinded Placebo Study

Continuous diffusion of oxygen improves diabetic foot ulcer healing when compared with a placebo control: a randomised, double-blind, multicentre study

View Article

VIDEO: EO2 on PBS SciTech Now

Featured on PBS SciTech Now on July 14th, 2017, Dr. Mark Niederauer, explains the EO2 Device and CDO Therapy.

View Article

Show More Press

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into EO2 Concepts.

$298

STARTENGINE OWNER'S BONUS

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Select

$600

MEMBER

Invest $600+ and receive 3% Bonus shares

Select

$1,500

LEADER

Invest $1,500+ and receive 5% Bonus shares

Select

$5,000

INNOVATOR

Invest $5,000+ and receive 8% Bonus shares

Select

$15,000

VISIONARY

Invest $15,000+ and receive 10% Bonus Shares

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

W Kim Colich 87 INVESTMENTS
12 days ago

Hi Mark, I'm wondering... Do you see potential for your product in the world of sports, i.e. helping athletes perform their absolute best ...
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1 0

Mark Niederauer
EO2 Concepts • 6 days ago

Hello Kim, that is an interesting question. While it is feasible to boost tissue oxygen levels through the skin, our application is ...
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0

Christopher Lill 17 INVESTMENTS
15 days ago

Hello, I would like to know more about your patents ie how many you have and how many pending? Thx

2 0

Christopher Lill 17 INVESTMENTS
15 days ago

Sounds Good, thanks Mark

0

View 1 more reply

Stephen Hart 10 INVESTMENTS
a month ago

Is this system available now?

4 0

Stephen Hart 10 INVESTMENTS
a month ago

Apparently the availability of this technology is not well known in the VA system. How can a patient (asking for myself) request it?

0

View 3 more replies

Terry Dew
2 months ago

What differentiates you from other similar units on the market?

1 0

Mark Niederauer
EO2 Concepts • 2 months ago

There are two types of topically applied oxygen on the market: 1) traditional intermittent Topical Oxygen that uses large ...
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0

MM

Michael Myers
2 months ago

Exciting technology, I work in the DME industry and have dealt w/NPWT which is a pain both for the patient and the DME, would be...
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1 0

MN

Mark Niederauer
EO2 Concepts • 2 months ago

Thank you for your comment, Michael. Yes indeed, CDO therapy has multiple advantages when compared to the market leader, ...
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0

JR

Joseph Russo
2 months ago

This really interested me. As my mother in law had her feet slowly taken off but by bit because she could not heal the area. This ...
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1 0

MN

Mark Niederauer
EO2 Concepts • 2 months ago

You are so correct, Joseph, and very sorry to hear about your mother-in-law. The impacts of these types of wounds on people...
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0

RJ

Ronnie Jaikaran
3 months ago

Hello.
Is there any tax documents that I need from you for my 2022 filing...
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1 0

MN

Mark Niederauer
EO2 Concepts • 3 months ago

Hello Ronnie, generally speaking, U.S. investors investing in C-corporations on StartEngine will only need to report income ...
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0

AD

Addison Delk 1 INVESTMENTS
6 months ago

What is your current revenue?
How did you get to a $78m valuation?

1 0

MN

Mark Niederauer
EO2 Concepts • 6 months ago

Hello Addison, the pre-money valuation is based on a comparable analysis to companies with commercial sales who possessed a ...
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1

RS

Russell Smith 9 INVESTMENTS
7 months ago

Exciting stuff for sure - i wonder if you can further detail where you are in the revenue and expansion cycle ? - you mentioned moving ...
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MN

Mark Niederauer
EO2 Concepts • 7 months ago

Hello Russell, very good questions. Our primary growth and sales are in the US, where we've more than tripled our revenue in the ...
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Mark Q: You breathe continuously. Your wound should too.

When a wound - from burns, ulcers, amputations - even cosmetic procedures - is difficult to heal, exposing it to oxygen therapy can help it heal at least twice as fast.

But common oxygen therapy treatments aren't convenient or constant.

We're EO2, and we created the OxyGeni System - a wearable medical device that uses oxygen therapy to heal wounds significantly faster, reduce scarring, and ease pain. We've seen over half of users experience a 75% pain reduction within 4 days.

OxyGeni delivers low-flow, pure humidified oxygen directly to tissues through a dressing, which is a therapy known as Continuous Diffusion of Oxygen or CDO Therapy. It was created from the same oxygen generation technology developed by NASA and that's currently being used by the US Military on nuclear submarines.

Agarwal (Ortho Trauma Surgeon): EO2's system constantly infuses pure, humidified oxygen directly into tissues to improve the deposition and organization of collagen. This allows patients to heal faster with less scarring. An additional benefit of this therapy has been the pain relief that patients have experienced!

Kate: Our silent wearable medical device is straightforward and user friendly. Simply apply the dressing to the wound, insert the tubing into the device, and turn it on.

Rechelle Trejo (Patient & RN): When I choose to undergo elective surgery I made sure to include EO2 in my post procedure protocol for healing. The results were phenomenal! I healed from my abdominoplasty and brow lift quickly with minimal pain, minimal bruising, and minimal downtime.

Kate: CDO Therapy supports patients in both the $13.5 billion chronic wounds market and $18.8 billion aesthetics/cosmetics market. And we're protected through 2038 by 6 US and multiple international patents, with additional patents pending.

Mark Q: Our next stage of growth includes expanding our sales and inventory to reach new markets and developing our smartphone apps to connect to the cloud, allowing patients to track their healing progress, similar to a FitBit, and for doctors and nurses to remotely interact with patients.

Join us in redefining the speed and comfort of wound care. Invest in EO2 today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES A PREFERRED STOCK
OF
ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

Pursuant to Section 151 of the
Delaware General Corporation Law

ELECTROCHEMICAL OXYGEN CONCEPTS, INC., a Delaware corporation (the "***Corporation***"), does hereby certify that pursuant to authority conferred upon the Corporation's board of directors (the "***Board***") by virtue of its Amended and Restated Certificate of Incorporation, dated May 20, 2008 (as amended, the "***Certificate of Incorporation***"), which authorizes the issuance by the Corporation, in one or more series, of up to 5,000,000 shares of non-voting preferred stock, par value $0.01 per share ("***Preferred Stock***"), and in accordance with Section 151 of the Delaware General Corporation Law, said Board has duly adopted a resolution providing for the creation of a series of Preferred Stock designated as Series A Preferred Stock, which resolution reads as follows:

> RESOLVED, that the Corporation's Board hereby creates and authorizes the issuance of a series of Preferred Stock and fixes the designations, powers, preferences and relative, optional or other special rights, and qualifications, limitations or restrictions of such shares, in addition to those set forth in the Corporation's Certificate of Incorporation, as follows:

Section 1. Number and Designation. 5,000,000 shares of the Preferred Stock of the Corporation shall be designated as Series A Non-Voting Preferred Stock (the "***Series A Non-Voting Preferred Stock***" or the "***Preferred Stock***").

Section 2. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Designations, Preferences and Rights) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of Preferred Stock as would equal the product of: (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock, and (B) the number of shares of common stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 2 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "***Original Issue Price***" shall mean, with respect to the Series A Preferred Stock, $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Section 3. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up, the consideration received by the Corporation (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders of the Corporation (the "***Available Proceeds***"), as the case may be, shall be distributed among the holders of the shares of Preferred Stock and common stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to common stock pursuant to the terms of this Certificate of Designations, Preferences and Rights, immediately prior to such liquidation, dissolution or winding up of the Corporation.

Section 4. Voting Rights. Except as provided in this Section, the holders of the Preferred Stock shall not be entitled to vote on any matter submitted to the stockholders of the Corporation for a vote. Notwithstanding the foregoing, the consent of the holders of a majority of the outstanding Preferred Stock, voting as a separate class, shall be required for (a) any amendment to the Corporation's Certificate of Incorporation which has a material adverse effect on the economic rights of the Preferred Stock, or (b) any reclassification of the Preferred Stock.

Section 5. Redemption. The shares of Series A Non-Voting Preferred Stock shall not be redeemed or subject to redemption, whether at the option of the Corporation or any holder thereof, or otherwise.

Section 6. Conversion.

(a) Initial Public Offering.

(i) Upon the closing of an Initial Public Offering (as defined below), all of the shares of Preferred Stock shall thereafter automatically convert into the number of fully paid and nonassessable shares of common stock equal to the product of (A) the number of shares of Preferred Stock being converted, multiplied by (B) the quotient of (x) the Stated Value divided by (y) the

Conversion Price then in effect (after giving effect to any adjustments pursuant to Section 6(c)).

(ii) Immediately upon conversion as provided in Section 6(c)(i), each holder of shares of Preferred Stock shall be deemed to be the holder of record of the common stock issuable upon conversion of such holder's shares of Preferred Stock, notwithstanding that the share register of the Corporation shall then be closed or that certificates representing the common stock shall not then actually be delivered to such Person. Upon written notice from the Corporation, each holder of shares of Preferred Stock so converted shall promptly surrender to the Corporation at its principal place of business to be maintained by it (or at such other office or agency of the Corporation as the Corporation may designate by such notice to the holders of shares of Preferred Stock) certificates representing the shares so converted.

(b) Termination of Rights. On the date of a conversion pursuant to Section 6(c), all rights with respect to the shares of Preferred Stock so converted, including the rights, if any, shall terminate, except only the rights of holders thereof to (i) receive certificates for the number of shares of common stock into which such shares of Preferred Stock have been converted, and (ii) exercise the rights to which they are entitled as holders of common stock.

(c) Certain Adjustments. The Conversion Price, and the number and type of securities to be received upon conversion of shares of Preferred Stock, shall be subject to adjustment as follows:

(i) Dividend, Subdivision, Combination or Reclassification of Common Stock. In the event that the Corporation shall at any time or, from time to time, prior to conversion of shares of Preferred Stock (w) pay a dividend or make a distribution on the outstanding shares of common stock payable in Capital Stock (as defined below) of the Corporation, (x) subdivide the outstanding shares of common stock into a larger number of shares, (y) combine the outstanding shares of common stock into a smaller number of shares or (z) issue any shares of its Capital Stock in a reclassification of the common stock, then, and in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Corporation) so that the holder of any share of Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of common stock or other securities of the Corporation that such holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had such share of Preferred Stock been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 6(c) shall become effective retroactively (x) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of common stock entitled to receive such dividend or distribution or (y) in the case of any such subdivision, combination or reclassification, to the close of business on the day upon which such corporate action becomes effective.

(ii) Other Changes. In case the Corporation at any time or, from time to time, prior to the conversion of shares of Preferred Stock, shall take any action affecting its common stock similar to or having an effect similar to any of the actions described in Section 6(c)(i) above or Section 6(e) below (but not including any action described in any such Section) and the Board in good faith determines that it would be equitable in the circumstances to adjust the Conversion Price as a result of such action, then, and in each such case, the Conversion Price shall be adjusted in such manner and at such time as the Board in good faith determines would be equitable in the circumstances (such determination to be evidenced in a resolution, a certified copy of which shall be mailed to the holders of shares of Preferred Stock).

(iii) No Adjustment. Notwithstanding anything herein to the contrary, no adjustment under this Section 6(c) need be made to the Conversion Price if the Corporation receives written notice from holders of a majority of the holders of the outstanding shares of Preferred Stock that no such adjustment is required.

(d) Certificate as to Adjustments. Upon any adjustment in the Conversion Price, the Corporation shall within a reasonable period (not to exceed thirty (30) days) following any of the foregoing transactions deliver to each registered holder of shares of Preferred Stock a certificate, signed by the Chief Executive Officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased or decreased Conversion Price then in effect following such adjustment.

(e) Reorganization, Reclassification. In case of any merger or consolidation of the Corporation or any capital reorganization, reclassification or other change of outstanding shares of common stock (other than a change in par value, or from par value to no par value, or from no par value to par value) (each, a "Transaction"), the Corporation shall execute and deliver to each holder of shares of Preferred Stock at least ten (10) business days prior to effecting such Transaction a certificate, signed by the Chief Executive Officer of the Corporation, stating that the holder of each share of Preferred Stock shall have the right to receive in such Transaction, in exchange for each share of Preferred Stock, a security identical to (and not less favorable than) the Preferred Stock, and provision shall be made therefor in the agreement, if any, relating to such Transaction. Any certificate delivered pursuant to this Section 6(e) shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The provisions of this Section 6(e) and any equivalent thereof in any such certificate similarly shall apply to successive transactions.

(f) Reservation of Common Stock. The Corporation shall at all times reserve and keep available for issuance upon the conversion of shares of Preferred Stock, such number of its authorized but unissued shares of common stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Preferred Stock, and shall take all action to increase the authorized number of shares of common stock if at any time there shall be insufficient authorized but unissued shares of common stock to permit such reservation or to permit the conversion of all outstanding shares of Preferred Stock.

Section 7. Drag-Along Rights.

(a) If at any time while this Certificate of Designations, Preferences and Rights is in effect, the holders of a majority of the common stock of the Corporation (the "***Selling Stockholders***") desire to effect a sale of or receive a bona fide offer from an independent third party to purchase, in one transaction or in a series of transactions, all of the outstanding common stock of the Corporation, the Selling Stockholders shall have the right (the "***Drag-Along Right***"), but not the obligation, (x) in the case of a sale to be effected by a transfer of shares of stock of the Corporation, to require each holder of Preferred Stock to sell to the Person or Persons proposed to acquire such shares (the "***Proposed Transferee***") the same proportion of such holder's shares (after converting the shares of Preferred Stock to common stock in accordance with Section 6) for the Per Share Drag-Along Price (as defined below), or (y) in the case of a merger or sale of assets, to the extent that the Preferred Stock has a voting right under applicable law to require each holder of Preferred Stock to vote (or act by written consent with respect to) all of such holder's shares (after converting all shares of Preferred Stock to common stock in accordance with Section 6Section 6(c)) in favor of the transaction and to waive any dissenters' rights, appraisal rights or similar rights such stockholder may have under applicable law. As used herein, the term "***Per Share Drag-Along Purchase Price***" means, with respect to Preferred Stock, the consideration per share, after all Preferred Stock is converted to common stock in accordance with Section 6Section 6(c), to be paid in the proposed transaction, including any rights to receive (when and if paid) a pro rata share of any deferred consideration, earn-out or escrow funds payable in connection with the proposed transaction.

(b) To exercise a Drag-Along Right, upon vote by the Majority Shareholders approving the transaction, the Corporation shall give each holder of Preferred Stock a written notice (for purposes of this Section 7, a "***Drag-Along Notice***") containing the estimated Per Share Drag-Along Purchase Price for each share proposed to be sold, the terms of payment of the Per Share Drag-Along Purchase Price and other material terms and conditions of the proposed transaction. Upon the sending of the Drag-Along Notice to each holder of Preferred Stock, each holder of Preferred Stock shall thereafter be obligated to sell the applicable proportion or vote (or act by written consent with respect to) all shares held by such holder of Preferred Stock.

Section 8. Certain Definitions. Terms used in this Certificate of Designations, Preferences and Rights and not otherwise defined herein shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires:

"***Capital Stock***" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock (including, without limitation, common stock and preferred stock) and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

"***Initial Public Offering***" means the first bona fide firm commitment underwritten public offering of shares of common stock pursuant to an effective registration statement under the Securities Act, and in which the underwriting is lead-managed by an internationally recognized investment banking firm and the shares of common stock are listed on internationally recognized stock exchange.

"***Person***" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

"***Stated Value***" means , as of any date, with respect to each share of Preferred Stock, $1.50 (subject to adjustment for the events described in Section 6, if such events occur with respect to the shares of Preferred Stock)

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations, Preferences and Rights to be signed by the undersigned as of the ___ day of October, 2022.

ELECTROCHEMICAL OXYGEN
CONCEPTS, INC.

By:_____________________________________
Mark Q. Niederauer
Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ELECTROCHEMICAL OXYGEN CONCEPTS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF SEPTEMBER, A.D. 2021, AT 3:18 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4354733 8100
SR# 20213304041

Authentication: 204220168
Date: 09-22-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:18 PM 09/21/2021
FILED 03:18 PM 09/21/2021
SR 20213304041 - File Number 4354733

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

Electrochemical Oxygen Concepts, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

1. The name of the Corporation is Electrochemical Oxygen Concepts, Inc. The Corporation's initial Certificate of Incorporation was filed with the Delaware Secretary of State on May 18, 2007, was amended and restated in its entirety pursuant to that certain Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on May 20, 2008 (as amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on October 1, 2013, and further amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on December 18, 2013, and further amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on April 5, 2018, and further amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on October 1, 2019, and further amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on August 14, 2020, the "Amended and Restated Certificate of Incorporation").

2. The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted pursuant to resolutions of the Board of Directors of the Corporation and resolutions of the stockholders of the Corporation, which have been given in accordance with the provisions of the Amended and Restated Certificate of Incorporation and the General Corporation Laws of the State of Delaware.

3. The Amended and Restated Certificate of Incorporation is hereby amended as follows:

(a) The first sentence of the fourth paragraph of the Amended and Restated Certificate of Incorporation is hereby amended in its entirety to read as follows:

> "The aggregate number of shares of capital stock that the Corporation will have authority to issue is 65,000,000, 60,000,000 of which will be shares of common stock, having a par value of $0.01 per share, and 5,000,000 of which will be preferred stock, having a par value of $0.01 per share."

4. Except as expressly modified by this Certificate of Amendment of the Amended and Restated Certificate of Incorporation, all of the terms and conditions of the Amended and Restated Certificate of Incorporation shall continue unchanged and in full force and effect.

5. This Certificate of Amendment of the Amended and Restated Certificate of Incorporation shall be effective upon acceptance for filing by the Delaware Secretary of State.

IN WITNESS WHEREOF, this Certificate of Amendment has been subscribed this 23rd day of August, 2021, by the undersigned who affirms that the statements made herein are true and correct.

Electrochemical Oxygen Concepts, Inc.

DocuSigned by:
By: Mark Q Niederauer
29E70C4CD0534DC...
Mark Q. Niederauer, Chief Executive Officer

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ELECTROCHEMICAL OXYGEN CONCEPTS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF MAY, A.D. 2008, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4354733 8100

AUTHENTICATION: 6607414

080578201

DATE: 05-21-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:24 PM 05/20/2008
FILED 06:04 PM 05/20/2008
SRV 080578201 - 4354733 FILE

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ELECTROCHEMICAL OXYGEN CONCEPTS, INC.**

Electrochemical Oxygen Concepts, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

1. The name of the Electrochemical Oxygen Concepts, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 18, 2007.

2. This Amended and Restated Certificate of Incorporation restates and integrates and further amends the Certificate of Incorporation of the Corporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby amended and restated to read in its entirety as herein set forth on Exhibit A attached hereto.

4. This Amended and Restated Certificate of Incorporation was duly adopted by vote of the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS THEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be duly executed as of the 20th day of May, 2008.

ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

By: ______________________
Michael C. Wells, President

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ELECTROCHEMICAL OXYGEN CONCEPTS, INC.

FIRST. The name of the Corporation is Electrochemical Oxygen Concepts, Inc.

SECOND. The Corporation will have perpetual existence.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH. The aggregate number of shares of capital stock that the Corporation will have authority to issue is 20,000,000, 15,000,000 of which will be shares of common stock, having a par value of $0.01 per share, and 5,000,000 of which will be preferred stock, having a par value of $0.01 per share.

Preferred stock may be issued in one or more series as may be determined from time to time by the Board of Directors. All shares of any one series of preferred stock will be identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. Authority is hereby expressly granted to the Board of Directors to authorize the issuance of one or more series of preferred stock, and to fix by resolution or resolutions providing for the issue of each such series the voting powers, designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in each series, to the full extent now or hereafter permitted by law.

FIFTH. No stockholder of the Corporation will, solely by reason of holding shares of any class, have any preemptive or preferential right to purchase or subscribe for any shares of the Corporation, now or hereafter to be authorized, or any notes, debentures, bonds or other securities convertible into or carrying warrants, rights or options to purchase shares of any class, now or hereafter to be authorized, whether or not the issuance of any such shares or such notes, debentures, bonds or other securities would adversely affect the dividend, voting or any other rights of such stockholder. The Board of Directors may authorize the issuance of, and the Corporation may issue, shares of any class of the Corporation, or any notes, debentures, bonds or other securities convertible into or carrying warrants, rights or options to purchase any such shares, without offering any shares of any class to the existing holders of any class of stock of the Corporation.

SIXTH. Stockholders of the Corporation will not have the right of cumulative voting for the election of directors or for any other purpose.

SEVENTH. The Board of Directors is expressly authorized to alter, amend or repeal the Bylaws of the Corporation or to adopt new Bylaws.

EIGHTH. (a) The Corporation will, to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, indemnify any and all persons it has power to indemnify under such law from and against any and all of the expenses, liabilities or other matters referred to in or covered by such law. Such indemnification may be provided pursuant to any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his director or officer capacity and as to action in another capacity while holding such office, will continue as to a person who has ceased to be a director, officer, employee or agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

(b) If a claim under the preceding paragraph (a) is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such claim. It will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the laws of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the laws of the State of Delaware nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

NINTH. To the fullest extent permitted by the laws of the State of Delaware as the same exist or may hereafter be amended, a director of the Corporation will not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article will not increase the personal liability of any director of the Corporation for any act or occurrence taking place before such repeal or modification, or adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification. The provisions of this Article Nine shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability of a director that has not been eliminated by the provisions of this Article Nine.

TENTH: The address of the Corporation's registered office is 1201 Orange Street, Suite 600, One Commerce Center, Wilmington, Delaware 19801, and the name of its registered agent at that address is Incorp Services, Inc.

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Electrochemical Oxygen Concepts
____.
- **Second:** Its registered office in the State of Delaware is to be located at 1201 Orange St. Ste. 600, One Commerce Center Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is Incorp Services, Inc.
____.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 1500 shares (number of authorized shares) with a par value of 0.01 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Michael C Wells
  Mailing Address 2 Amber Glen
  San Antonio, TX Zip Code 78257
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 10 day of MAY, A.D. 2007.

BY: [signature]
(Incorporator)

NAME: Michael C. Wells
(type or print)

Exhibit G

Test The Waters Materials

(See attached)

Subject Line: Opportunity to Invest in EO2 through Crowdfunding!

We are excited to announce that we will be opening a round of investment in EO2 using crowdfunding. We have had many patients, physicians, clinicians, researchers and others express a desire to invest and be a part of the EO2 adventure, yet couldn't do so because of accredited investor restrictions or the high minimum investment amount. Through crowdfunding with StartEngine we can make it possible for the average investor to participate. For those who participate early, we will be offering bonus shares. We will also have a tiered bonus structure for those who invest higher amounts. Once we have a launch date set, we will notify you so that you can take advantage of these bonuses.

Over the last several years, EO2 has been making significant progress across many verticals. In clinical trials, the company's technology has been substantiated by multiple studies, with peer-reviewed papers published by notable national and international industry leaders. Meanwhile, on the marketing side, we've seen mass social media response to the performance of our products for patients, especially in the aesthetics & cosmetics procedures markets.

As a result of our success in these areas, EO2 has seen a robust increase in sales (see our primary revenue market trend below). Within the plastics and aesthetics market, we've demonstrated triple-digit growth. In Canada, the company has moved from unpaid trials to payment models in six provinces. By creating products designed to accommodate today's telehealth models, we are enabling patients to be more involved in their own care through mobile app design, automated product delivery, and AI-driven communication.


Two Year Monthly Revenue in Primary Market
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
Monthly Revenue
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Date by Month

We hope you will choose to join us on our journey to become the leading standard of care in wound care, aesthetics, cosmetics and other potential markets we are exploring now!

Don't hesitate to reach out to me or anyone on the EO2 team with any questions.

Best regards,

Mark "Q" Niederauer, President & CEO

A Note on Crowdfunding:
Crowdfunding allows average investors, including non-accredited investors, to invest in the company. Regulation Crowdfunding provides an exemption from the registration requirements for securities-based crowdfunding. Our fundraising to date has been restricted to accredited investors: only high net-worth individuals who have certain defined levels of income or assets were allowed by law to participate in early-stage, speculative ventures that held the promise of high reward and equally high risk.
The minimum amount threshold for such investments was also quite high. Equity crowdfunding, however, makes it possible for the average investor to invest a much

smaller amount in such ventures and has leveled the playing field between accredited and non-accredited investors. Read more on SEC.gov or Investopedia.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.